AGREEMENT AND PLAN OF MERGER

among

HOME HOLDINGS, LLC,

HOME MERGER SUB, INC.

and

RESTORATION HARDWARE, INC.

Dated as of November 8, 2007

i

(continued)

(continued)

(continued)

(continued)

		Page
Section 8.7	Assignment; Binding Effect	59

Section 8.8	Severability	59

Section 8.9	Entire Agreement; No Third-Party Beneficiaries	59

Section 8.10	Headings	60

Section 8.11	Interpretation	60

Section 8.12	Definitions	60

v

AGREEMENT AND PLAN OF MERGER, dated as of November 8, 2007 (this “Agreement”), among Home Holdings, LLC, a Delaware limited liability company (“Parent”), Home Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Restoration Hardware, Inc., a Delaware corporation (the “Company”).

WHEREAS, the board of directors of the Company (the “Board of Directors”), after considering the unanimous recommendation of a committee (the “Independent Committee”) of the Board of Directors formed for the purpose of, among other things, evaluating and making a recommendation to the full Board of Directors with respect to this Agreement and the Merger, has by unanimous action of those directors who voted (i) determined that it is in the best interests of the Company and its stockholders that do not own Rollover Shares (as defined below), and declared it advisable, to enter into this Agreement with Parent and Merger Sub providing for the Merger, (ii) approved the execution, delivery and performance by the Company of and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved and agreed to recommend adoption of this Agreement by the stockholders of the Company upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the manager of Parent and the board of directors of Merger Sub have each approved this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, persons (each such person, a “Rollover Participant”) that are party to a Rollover Agreement (as hereinafter defined) have agreed that they will contribute, immediately prior to the Effective Time, all or a portion of the Shares (as defined below) owned beneficially or of record by such Rollover Participant to Parent or a Subsidiary thereof (the “Rollover Shares”) in a transaction intended to be governed by Section 721 of the Internal Revenue Code of 1986, as amended, in exchange for an equity interest in Parent or an affiliate of Parent, and upon the Effective Time such Rollover Shares shall be automatically cancelled and shall cease to exist pursuant to Section 2.1(b) hereof; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties and agreements specified in this Agreement in connection with the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), whereupon the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York at 9:00 a.m., local time, on the third business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date”.

Section 1.3 Effective Time. On the Closing Date, immediately after the Closing, the parties shall cause the Merger to be consummated by executing and filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of the DGCL, and make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as the parties shall agree and as shall be set forth in the Certificate of Merger (such time as the Merger becomes effective, the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL and the other applicable Laws of the State of Delaware. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company.

Section 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended so as to read in its entirety as is set forth on Exhibit A annexed hereto, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by Law.

(b) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of the Company shall be amended so as to read in their entirety in the form as is set forth in Exhibit B annexed hereto, and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and as provided by Law.

Section 1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7 Officers. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company, Parent or Merger Sub:

(a) Conversion of Company Common Stock. Each issued and outstanding share of common stock, par value $0.0001 per share, of the Company outstanding immediately prior to the Effective Time (such shares, collectively, “Company Common Stock,” and each, a “Share”), other than any Cancelled Shares (to the extent provided in Section 2.1(b)) and any Dissenting Shares (to the extent provided for in Section 2.1(e)), shall thereupon be converted automatically into and shall thereafter represent the right to receive $6.70 in cash (the “Merger Consideration”). All Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 2.1(a) shall be automatically cancelled and shall cease to exist, and the holders of certificates which immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration.

(b) Company, Parent and Merger Sub-Owned Shares. Each Share that is owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (including each Rollover Share owned, directly or indirectly, by Parent or Merger Sub) or held by the Company, or any Subsidiary of the Company, immediately prior to the Effective Time (in each case, other than any such Shares held on behalf of third parties) (the “Cancelled Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d) Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company, or securities exercisable for shares of such capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration shall be equitably adjusted to reflect such change; provided, that nothing in this Section 2.1(d) shall be construed as permitting the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(e) Dissenting Shares. (i) Notwithstanding anything contained in this Agreement to the contrary, no Shares issued and outstanding immediately prior to the Effective Time, the holder of which (A) has not voted in favor of the Merger or consented thereto in writing, (B) has demanded its rights to appraisal in accordance with Section 262 of the DGCL, and (C) has not effectively withdrawn or lost its rights to appraisal (the “Dissenting Shares”), shall be converted into or represent a right to receive the Merger Consideration pursuant to Section 2.1(a). By virtue of the Merger, all Dissenting Shares shall be cancelled and shall cease to exist and shall represent the right to receive only those rights provided under Section 262 of the DGCL. From and after the Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of a stockholder, member or equity owner of the Surviving Corporation. Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.2 to pay for Shares of Company Common Stock for which appraisal rights have been perfected shall be returned to Parent upon demand.

(ii) Notwithstanding the provisions of this Section 2.1(e), if any holder of Shares who demands dissenters’ rights shall effectively withdraw or lose (through failure to perfect or otherwise) the right to dissent or its rights of appraisal, then, as of the later of the Effective Time and the occurrence of such event, such holder’s Shares shall no longer be Dissenting Shares and shall automatically be converted into and represent only the right to receive the Merger Consideration, without any interest thereon and less any required withholding Taxes.

(iii) The Company shall give Parent (A) prompt written notice of any written demands for dissenters’ rights of any Shares, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company which relate to any such demand for dissenters’ rights and (B) the opportunity to participate in and reasonably to direct all negotiations and proceedings with respect to demands for dissenters’ rights under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for dissenters’ rights or offer to settle or settle any such demands.

Section 2.2 Exchange of Certificates.

(a) Paying Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably acceptable to the Company (as so designated pursuant to an agreement in form and substance reasonably acceptable to Parent and the Company, the “Paying Agent”), cash in U.S. dollars sufficient to pay the aggregate Merger Consideration, in accordance with Section 2.1, in exchange for all of the Shares outstanding immediately prior to the Effective Time (other than the Cancelled Shares and the Dissenting Shares), payable upon due surrender of the certificates that immediately prior to the Effective Time represented Shares (“Certificates”) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) (or effective affidavits of loss in lieu thereof) pursuant to the provisions of this Article II (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Payment Procedures. (i) As soon as reasonably practicable after the Effective Time and in any event not later than the third business day following the Effective Time, the Paying Agent shall mail to each holder of record of Shares whose Shares were converted into the Merger Consideration pursuant to Section 2.1(a), (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may mutually agree), and (B) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration. No interest shall be paid or accrued on such amounts. In the event that any Certificate represents both Rollover Shares and Shares entitled to receive the Merger Consideration, the Paying Agent shall take such action as necessary to split the Certificates accordingly.

(ii) Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required by the Paying Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor a check in an amount equal to the product of (x) the number of Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares multiplied by (y) the Merger Consideration. No interest will be paid or accrued on any amount payable upon due surrender of Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence to the reasonable satisfaction of the Surviving Corporation that any applicable stock transfer Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.2(b), each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Article II.

(iii) The Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Shares, such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986 (the “Code”) or any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, in respect of which such deduction and withholding were made.

(c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof, unless previously demanded by Parent pursuant to Section 2.2(f)) that remains undistributed to the former holders of Shares for eighteen (18) months after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any former holders of Shares who have not surrendered their Shares in accordance with this Section 2.2 shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Shares.

(e) No Liability. Notwithstanding anything herein to the contrary, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interests of any person previously entitled thereto.

(f) Investment of Exchange Fund. The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government or in commercial paper obligations rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available). Any interest and other income resulting from such investments shall be paid to Parent, upon demand.

(g) Lost Certificates. In the case of any Certificate or any certificate representing Rollover Shares that has been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Parent or the Paying

Agent, the posting by such person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.

Section 2.3 Company Stock Options. At the Effective Time, each option or similar right (each, a “Company Stock Option”) to purchase Shares granted under any Company Stock Plan, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled and pursuant to the Company Stock Plans, shall be exchanged for a cash program such that the Surviving Corporation shall pay to each former holder of any such cancelled Company Stock Option as soon as reasonably practicable following the Effective Time and in no event later than the end of the first payroll cycle following the Effective Time, an amount in cash (without interest, and less any required withholding Tax) equal to the product of (i) the excess of the Merger Consideration over the exercise price per Share under such Company Stock Option and (ii) the number of Shares subject to such Company Stock Option; provided that if the exercise price per Share of any such Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be canceled without any cash payment being made in respect thereof. The Company shall take all reasonable actions necessary to effectuate the provisions of this Section 2.3; provided that the Company may not provide any consideration to any holder of Company Stock Options with respect to their cancellation other than as provided in this Section 2.3.

Section 2.4 Restricted Stock Units. Immediately prior to the Effective Time, each award of a right under any Company Stock Plan (other than awards of Company Stock Options, the treatment of which is specified in Section 2.3) entitling the holder thereof to Shares or cash equal to or based on the value of Shares (such awards, collectively, “Restricted Stock Units”) which, in each case, is outstanding and unvested as of the Effective Time shall either (i) be assumed with a comparable equity award of Parent or (ii) be replaced with a cash incentive program of the Company, which in either case preserves the compensation element of such Restricted Stock Units existing at the Effective Time and the vesting terms of the Restricted Stock Units and in the case of (ii) above provides for subsequent payout in cash on each subsequent vesting date of an amount equal to the product of (A) the number of Shares previously subject to such Restricted Stock Unit that then vest and (B) the Merger Consideration (or, if the Restricted Stock Unit provides for payments to the extent the value of the Shares exceed a specified reference price, the amount, if any, by which the value of the Merger Consideration exceeds such reference price), less any required withholding Tax. Parent’s assumption or replacement of the Restricted Stock Units shall not trigger the acceleration of vesting or release of the Restricted Stock Units from any repurchase or forfeiture rights as provided under Section 11 of the Company’s 2007 Stock Incentive Plan except as provided for Restricted Stock Units granted to the Company’s non-employee directors, which by their terms fully vest in connection with the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as and to the extent disclosed in the corresponding section or subsection of the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection of the Agreement to which the relevance of such information is reasonably apparent on its face), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Qualification, Organization, Subsidiaries, etc. Each of the Company and its Subsidiaries is (a) a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (b) is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except in the case of clause (b) where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect. As used in this Agreement, any reference to any facts, circumstances, events or changes having a “Company Material Adverse Effect” means any facts, circumstances, events or changes that (A) are, or could reasonably be expected to be, materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operation of the Company and its Subsidiaries, taken as a whole, or (B) materially impair the ability of the Company to consummate, or prevent, the Merger or would reasonably be expected to do so; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Company Material Adverse Effect: (a) facts, circumstances, events or changes generally affecting the home building industry or home furnishings retail industry in the United States or the economy or the financial or securities markets in the United States or elsewhere in the world, including regulatory and political conditions or developments (including any outbreak or escalation of hostilities or acts of war or terrorism) or changes in interest rates; (b) hurricanes or floods; (c) facts, circumstances, events or changes resulting from (x) the announcement or the pendency of this Agreement or the announcement of the Merger or any of the other transactions contemplated by this Agreement, or (y) changes in applicable Law, GAAP or accounting standards (provided that such changes are first announced after the date hereof); (d) changes in the market price or trading volume of the Company Common Stock; (e) changes in any analyst’s recommendations, any financial strength rating or any other recommendations or ratings as to the Company or its Subsidiaries (including, in and of itself, any failure to meet analyst projections); or (f) failure by the Company to meet any projections, estimates or budgets for any period prior to, on or after the date of this Agreement (including projections relating to the fourth quarter of 2007); provided, further, that (I) any change, effect, development, event or occurrence described in the foregoing clauses (a) and (c)(y) above shall not constitute or give rise to a Company Material Adverse Effect only if and to the extent that such change, effect, development, event or occurrence does not have a disproportionate effect on the Company and its Subsidiaries as compared to other persons in the home building industry or home furnishings retail industry and (II) the facts, circumstances or events underlying the change or failure in each of clauses (d), (e) and (f) shall not be excluded to the extent such facts, circumstances or events would otherwise constitute a Company Material Adverse Effect. The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Company’s second amended and restated certificate of incorporation and bylaws, and the certificate of incorporation and bylaws (or comparable organizational documents) of each of its Subsidiaries, in each case as amended through the date of this Agreement. Such certificates of incorporation, bylaws or similar organizational documents are in full force and effect. Neither the Company, nor any Subsidiary is in violation of any provisions of its certificate of incorporation or bylaws or similar organizational documents. As of the date hereof, the Company has made available to Parent true and complete copies of the minutes (or, in the case of draft minutes, the most recent drafts thereof as of the date of this Agreement), in each case to the extent prepared as of the date of this Agreement, of all meetings of the Company’s stockholders, the Board of Directors and each committee of the Board of Directors held since January 1, 2005.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 60,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.0001 per share (“Company Preferred Stock”). As of November 1, 2007 (the “Measurement Date”), (i) 38,828,806 shares of Company Common Stock (excluding treasury shares) were issued and outstanding (which number includes no shares of Company Common Stock subject to transfer restrictions or subject to forfeiture back to the Company or repurchase by the Company), (ii) no shares of Company Common Stock were held in treasury, (iii) 11,105,574 shares of Company Common Stock were reserved for issuance under the employee and director stock option, stock purchase or equity compensation plans, arrangements or agreements of the Company (the “Company Stock Plans”) of which 6,261,001 were subject to outstanding Company Stock Options and 401,200 were subject to outstanding Restricted Stock Units, and (iv) no shares of Company Preferred Stock were issued or outstanding or held as treasury shares. All outstanding shares of Company Common Stock, and all shares of Company Common Stock reserved for issuance as noted in clause (iii), when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and nonassessable and free of pre-emptive or similar rights.

(b) Except as set forth in subsection (a) above, (i) the Company does not have any shares of its capital stock or other voting securities issued or outstanding other than shares of Company Common Stock that have become outstanding after the Measurement Date, but were reserved for issuance under outstanding Company Stock Options and Restricted Stock Units as set forth in subsection (a) above, and (ii) there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or voting securities to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire, or vote or dispose of, any such shares of capital stock or other equity interests, or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary.

(c) Section 3.2 of the Company Disclosure Schedule lists as of the Measurement Date, (i) each outstanding Company Stock Option, (ii) each Restricted Stock Unit, and (iii) each other right of any kind, contingent or accrued, to receive shares of Company Common Stock or benefits measured in whole or in part by the value of a number of shares of Company Common Stock granted under the Company Stock Plans, Company Benefit Plans or otherwise (“Other Incentive Awards”), and, with respect to each of items (i) through (iii) above, the number of Shares issuable thereunder or with respect thereto, the vesting schedule, the expiration date and the exercise price (if any) thereof, as applicable. From the close of business on the Measurement Date until the date of this Agreement, except for Shares issued pursuant to the exercise of Company Stock Options outstanding on the Measurement Date in accordance with their terms, no options to purchase shares of Company Common Stock or Company Preferred Stock have been granted, no Restricted Stock Units have been granted, no Other Incentive Awards have been granted and no shares of Company Common Stock or Company Preferred Stock have been issued. Except for awards to acquire or receive shares of Company Common Stock under any equity incentive plan of the Company and its Subsidiaries, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Each Company Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies and the exercise price of each of such Company Stock Option is no less than the fair market value of a Share as determined on the date of grant of such Company Stock Option.

(d) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or disposition of the capital stock or other equity interest of the Company or any of its Subsidiaries.

(e) All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable, and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company are owned by the Company free and clear of all Liens or any other restrictions.

Section 3.3 Subsidiaries. Section 3.3 of the Company Disclosure Schedule sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing.

Section 3.4 Corporate Authority Relative to This Agreement; No Violation.

(a) The Company has requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by the Board of Directors acting by unanimous action of those directors who voted, and, recommended unanimously by the Independent Committee and, except for (i) the Company Stockholder Approvals, and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions contemplated by this Agreement. The Independent Committee has unanimously determined and resolved (i) that the Merger is fair to, and in the best interests of, the Company and its stockholders that do not own Rollover Shares and other than Vardon and (ii) to recommend that the Board of Directors approve this Agreement and declare its advisability, propose this Agreement to the Company’s stockholders for adoption thereby and recommend that the Company’s stockholders adopt this Agreement and the transactions contemplated hereby (the “Independent Committee Recommendation”). The Board of Directors has, by unanimous action of those directors who voted, determined and resolved (i) that the Merger is fair to, and in the best interests of, the Company and its stockholders that do not own Rollover Shares and other than Vardon, (ii) to propose this Agreement for adoption by the Company’s stockholders and to declare the advisability of this Agreement and (iii) to recommend that the Company’s stockholders adopt this Agreement and the transactions contemplated by this Agreement (the “Board Recommendation” and, together with the Independent Committee Recommendation, the “Recommendation”), all of which determinations and resolutions have not been rescinded, modified or withdrawn in any way as of the date of this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

(b) Other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (ii) such filings as are required pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iii) the filing of a pre-merger notification form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (iv) any filings required to be made with the Nasdaq Global Market, Inc. (“Nasdaq”), and (v) the approvals set forth on Section 3.4(b) of the Company Disclosure Schedule (collectively, the “Company Approvals”), and subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.9, no authorization, consent, permit, action or approval of, or filing with, or notification to, any United States federal, state or local or foreign government or regulatory agency, commission, court, body, entity, arbitral panel or authority (each, a “Governmental Entity”) is necessary, under applicable Law, in connection with the execution, delivery and performance of this Agreement or the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, permits, actions, approvals, notifications or filings that, if not obtained or made, would not have, individually or in the aggregate, a Company Material Adverse Effect (without giving effect to clause (c)(x) thereof).

(c) The execution and delivery by the Company of this Agreement does not, and except as described in Section 3.4(c) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not (i) result in any violation of, conflict with or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification, amendment, cancellation or acceleration of any obligation or to the loss of a benefit under, or require any consent, waiver, approval, authorization or permit of, action by, registration, declaration or filing with or notification to any person pursuant to, any loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, sublease, assignment of lease or occupancy agreement, agreement, contract, obligation, arrangement, understanding, undertaking, instrument, permit, franchise or license agreement, whether oral or written (collectively, “Contracts”) binding upon the Company or any of its Subsidiaries, or to which any of them is a party or any of their respective properties or assets are bound, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities, options, rights of first refusal, or charges of any kind whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (each, a “Lien”) upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended, of the Company or any of its Subsidiaries or (iii) except as described in Section 3.4(b), conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, modification, amendment, cancellation, acceleration, loss or Lien that would not have, individually or in the aggregate, a Company Material Adverse Effect (without giving effect to clause (c)(x) thereof).

Section 3.5 Reports and Financial Statements.

(a) The Company has filed or furnished, on a timely basis, all forms, documents and reports (including exhibits) required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2006 (all such filed documents, together with the exhibits and schedules thereto and all information incorporated by reference therein, the “Company SEC Documents”). As of their respective dates, and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively, or in case of any such filing, if amended prior to the date hereof, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (“Securities Act”), and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state or incorporate by reference any material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any form or report with the SEC. As of the date hereof, the Company does not intend to file with the SEC any amendments to any previously filed Company SEC Documents.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included (or incorporated by reference) in the Company SEC

Documents have been prepared in accordance with GAAP and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Since February 3, 2007 to the date hereof, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP.

(c) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. To the knowledge of the Company, as of the date hereof, none of the Company SEC Documents is subject to ongoing review or outstanding SEC comments or investigation.

Section 3.6 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company’s management has completed assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended February 3, 2007, and such assessment concluded that such controls were effective. The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of Directors and Parent (a) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (b) any fraud, whether or not material, that involves executive officers or employees who have a significant role in the Company’s internal controls over financial reporting. Since February 3, 2007, to the knowledge of the Company, the Company has not identified any material weaknesses in the design or operation of internal controls over financial reporting. There are no outstanding loans made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

Section 3.7 No Undisclosed Liabilities. Except (a) as reflected or reserved against in (i) the notes to the financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2007 or (ii) the Company’s latest unaudited consolidated balance sheet (or the notes thereto) in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 4, 2007 (but excluding in either case any disclosures set forth in any risk factor and similarly cautionary, predictive and forward-looking disclosure); (b) for liabilities expressly permitted and contemplated by this Agreement; and (c) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since August 4, 2007 that are not material to the Company and its Subsidiaries taken as a whole, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (or in the notes thereto), other than those which would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8 Compliance with Law; Permits.

(a) The Company and each of its Subsidiaries are, and since January 1, 2006, have been, in compliance with and are not in default under or in violation of any applicable federal, state, local or foreign law, statute, ordinance, rule, code, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Company Material Adverse Effect. Notwithstanding anything contained in this Section 3.8(a), no representation or warranty shall be deemed to be made in this Section 3.8(a) in respect of the matters specifically covered in Section 3.5, Section 3.6, Section 3.9, Section 3.10, Section 3.14 or Section 3.15.

(b) The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company and each of its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect and there is no suspension or cancellation of any of the Company Permits pending, or to the knowledge of the Company threatened, except where the failure to be in full force and effect would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company and, to the Company’s knowledge, each of its officers and directors are in compliance with, and have complied in all material respects with, all applicable provisions of the Sarbanes-Oxley Act.

(d) (i) Each of the Company and its Subsidiaries is in material compliance with United States and international economic and trade sanctions, including those administered by the Office of Foreign Asset Control (“OFAC”) within the United States Department of Treasury; and (ii) each of the Company and its Subsidiaries is in material compliance with the antiboycott regulations administered by the United States Department of Commerce, the FCPA, and all laws and regulations administered by the Bureau of Customs and Border Protection in the United States Department of Homeland Security.

(e) To the knowledge of the Company, no director, officer or employee of the Company or any of its Subsidiaries is identified on any of the following documents: (i) the

OFAC list of “Specially Designated Nationals and Blocked Persons” (“SDNs”); (ii) the Bureau of Industry and Security of the United States Department of Commerce “Denied Persons List”; or (iii) the Office of Defense Trade Controls of the United States Department of State “List of Debarred Persons”. Neither the Company nor any of its Subsidiaries are involved in business arrangements or otherwise engage in transactions with or involving sanctioned countries or SDNs in violation of the regulations maintained by the OFAC.

Section 3.9 Environmental Laws and Regulations.

(a) Except as set forth in Section 3.9 of the Company Disclosure Schedule and except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are conducting and have conducted their respective businesses in compliance with all applicable Environmental Laws and permits, (ii) no Hazardous Substance has been Released by the Company, its Subsidiaries or any of their respective predecessors in interest, or by any other Person, at, on, about or under (A) any of the properties now or formerly owned, operated or leased by the Company or its Subsidiaries or (B) any property to which the Company, its Subsidiaries or any of their respective predecessors in interest have sent waste for disposal, in either the case of (A) or (B) in an amount reasonably likely to give rise to liability under Environmental Law, (iii) since January 1, 2006, to the knowledge of the Company, neither the Company, its Subsidiaries, nor their respective predecessors in interest has received any notices, demand letters or requests for information from any Governmental Entity or any Person indicating that the Company, any of its Subsidiaries, or their respective predecessors in interest may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of their respective businesses or any of their respective current or former properties or assets, (iv) to the knowledge of the Company, no Hazardous Substance has been disposed of, Released or transported in violation of any applicable Environmental Law, or in a manner giving rise to any liability under Environmental Law, from any properties presently or formerly owned, leased or operated by the Company, any of its Subsidiaries, or any of their respective predecessors in interest as a result of any activity of the Company or any of its Subsidiaries, and (v) neither the Company, its Subsidiaries nor any of their respective properties are subject to any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or written claim asserted or arising under any Environmental Law. The Company has provided to Parent true and complete copies of all material environmental records, reports, notifications, certificates of need, permits, engineering studies, and environmental studies or assessments (including without limitation Phase I and Phase II site assessments), relating to (i) any facilities or real property ever owned, operated or leased by the Company, the Subsidiaries or any of their respective predecessors in interest or (ii) any environmental liability of the Company, the Subsidiaries or any of their respective predecessors in interest. The representations and warranties in this Section 3.9 shall be the only representations and warranties in this Agreement applicable to environmental matters.

(b) As used herein, “Environmental Law” means any Law relating to (x) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of

Hazardous Substances, or (z) occupational health and safety, in each case as in effect at the date of this Agreement.

(c) As used herein, “Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance to which exposure is regulated by any Governmental Entity or any Environmental Law including any toxic waste, pollutant, contaminant, hazardous substance (including toxic mold), toxic substance, hazardous waste, industrial substance or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, or asbestos-containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

(d) As used herein, “Release” when used in connection with Hazardous Substances, shall have the meaning ascribed to that term in 42 U.S.C. 9601(22) but not subject to the exceptions in Subsection (A) of 42 U.S.C. 9601(22).

Section 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Schedule sets forth a true and complete list of each material plan, arrangement, agreement or policy sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees, officers, directors or independent contractors (including their dependents) and with respect to which the Company has any liability, including, without limitation, any employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (in either case, whether or not such plan is subject to ERISA), and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option or other equity-based plan or arrangement, severance, retention, employment, change of control or fringe benefit plan, program, policy or agreement, in each case whether or not subject to ERISA and whether or not written (the “Company Benefit Plans”). Such list also identifies those Company Benefit Plans that are maintained or contributed to solely for the benefit of employees (or former employees or directors or independent contractors) of the Company or any of its Subsidiaries who are not resident in the United States (the “Foreign Company Benefit Plans”).

(b) The Company has made available to Parent true and complete copies of each of the Company Benefit Plans and material related documents, including, but not limited to, (i) the most recent two years’ annual reports on Form 5500, including any schedules thereto; and (ii) the most recent determination letter or opinion letter from the Internal Revenue Service (if applicable) for such Company Benefit Plan.

(c) (i) Each of the Company Benefit Plans has been operated and administered in all material respects in compliance with applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; (ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified, and to the knowledge of the Company there are no existing circumstances or any events that have occurred that could reasonably be expected to adversely affect the qualified status of any such plan that would, individually or in the aggregate, result in any material liability for the Company and its Subsidiaries taken as a whole; (iii) no Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (iv) no Company Benefit Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA) provides benefits to former employees, directors or independent contractors of the Company or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any comparable provisions of state Law; (v) the Company and its ERISA Affiliates have complied in all material respects with the provisions of Part 6 of Title I of ERISA and Sections 4980B, 9801, 9802, 9811 and 9812 of the Code; (vi) no Company Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors, at least two of which are not under common control, within the meaning of Section 4063 of ERISA; (vii) all material contributions or other amounts payable by the Company or its Subsidiaries with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP; (viii) neither the Company nor its Subsidiaries has engaged in a transaction in connection with which the Company or its Subsidiaries reasonably could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code; and (ix) there are no pending, or to the knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto which could individually or in the aggregate reasonably be expected to result in any material liability of the Company and its Subsidiaries taken as a whole. “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(d) Except as provided on Section 3.10(d) of the Company Disclosure Schedule, neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event) will (i) result in any payment (including, without limitation, severance, unemployment compensation and forgiveness of Indebtedness or otherwise) becoming due to any director or any employee of the Company or any of its Subsidiaries from the Company or any of its Subsidiaries under any Company Benefit Plan or otherwise, (ii) result in any “excess parachute payment” (within the meaning of Section 280G of the Code), (iii) increase any benefits otherwise payable under any Company Benefit Plan, (iv) result in acceleration of benefits or the time of payment or vesting of benefits, (v) require the funding of benefits or (vi) limit the ability to amend or terminate any Company Benefit Plan or related trust.

(e) Each Company Benefit Plan that is a non-qualified deferred compensation plan or arrangement subject to Section 409A of the Code has been operated and administered in good faith compliance with Section 409A of the Code, applicable Treasury regulations thereunder, and applicable Internal Revenue Service guidance (including Notice 2007-86 and Notice 2005-1) from the period beginning October 4, 2004 through the date hereof.

(f) Except as set forth on Section 3.10(f) of the Company Disclosure Schedule, (i) all Foreign Company Benefit Plans have been established, maintained and administered in compliance with their terms and all applicable statutes, laws, ordinances, rules, orders, decrees, judgments, writs and regulations of any controlling Governmental Entity; (ii) all Foreign Company Benefit Plans that are required to be funded are fully funded, and with respect to all other Foreign Company Benefit Plans, adequate reserves therefor have been established on the accounting statements of the applicable Company in accordance with GAAP; and (iii) the Company will not incur any liability or obligation under the Foreign Company Benefit Plans, including but not limited to any severance obligation, as a result of the transactions contemplated by this Agreement, either alone or in conjunction with any other event.

Section 3.11 Absence of Certain Changes or Events. Since February 3, 2007 to the date of this Agreement, (a) the businesses of the Company and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business consistent with past practice, (b) there has not been any event, development or state of circumstances that, individually or in the aggregate, has had or could reasonably be expected to have a Company Material Adverse Effect, and (c) there has not been: (i) any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of the Company’s or any of its Subsidiaries’ capital stock, except for any dividend or distribution by a Subsidiary of the Company to the Company; (ii) any redemption, repurchase or other acquisition of any shares of capital stock of the Company or any of its Subsidiaries; (iii) any material change by the Company in its accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto; or (iv) any material Tax election made by the Company or any of its Subsidiaries or any settlement or compromise of any material Tax liability by the Company or any of its Subsidiaries.

Section 3.12 Investigations; Litigation. There is no action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such, other than any Action that (a) does not involve an amount in controversy in excess of $250,000, (b) does not seek injunctive or other non-monetary relief or (c) individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity. There is no Action pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the transactions contemplated by this Agreement (including any such action under any Company Material Contract).

Section 3.13 Schedule 13E-3/Proxy Statement; Other Information. None of the information provided by the Company to be included in (a) the Rule 13e-3 transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) or (b) the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto and (ii) at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Proxy Statement and the Schedule 13E-3 as to information supplied by the Company, will comply as to form in all material respects with the provisions of the Exchange Act. The letter to stockholders, notice of meeting, proxy statement and forms of proxy to be distributed to stockholders in connection with the Merger to be filed with the SEC are collectively referred to herein as the “Proxy Statement.” Notwithstanding the foregoing, the Company makes no representation or warranty with respect to the information supplied in writing by Parent or Merger Sub or any of their respective Representatives that is contained or incorporated by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.14 Tax Matters.

(a) The Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate in all material respects.

(b) The Company and each of its Subsidiaries have paid all material Taxes that are required to be paid by any of them.

(c) There are not any pending or, to the knowledge of the Company, threatened, audits, examinations, investigations, actions, suits, claims or other proceedings in respect of any material amount of Taxes nor has any deficiency for any material amount of Tax been assessed by any Governmental Entity in writing against the Company or any of its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries has made any compensatory payments or has been or is a party to any compensatory agreement, contract, arrangement, or plan that provides for compensatory payments that were not deductible or could reasonably be expected to be nondeductible under Code section 162(m).

(e) All material Taxes required to be withheld by the Company and its Subsidiaries have been withheld and paid over to the appropriate Tax authority.

(f) The Company is not a party to or bound by any Tax sharing or Tax indemnity agreement or any other agreement of a similar nature, and neither the Company nor any of its Subsidiaries has entered into any transaction described in Sections 1.6011-4(b)(2), -4(b)(3) or -4(b)(4) of the Treasury Regulations promulgated under the Code.

(g) As used in this Agreement, (i) “Taxes” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added, and (ii) “Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return or declaration of estimated Taxes.

Section 3.15 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. To the Company’s knowledge, there are no labor unions or other organizations attempting to represent any employees of the Company or any of its Subsidiaries. There are no pending or, to the knowledge of the Company, threatened, representation petitions involving either the Company or any of its Subsidiaries before the National Labor Relations Board or any state labor board. Neither the Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. Neither the Company nor any of its Subsidiaries is subject to any unfair labor practice charge or complaint, dispute, strike or work stoppage, nor, to the knowledge of the Company, is any such charge or complaint, dispute, strike or work stoppage threatened. To the knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its Subsidiaries.

(b) The Company and each of its Subsidiaries is in compliance, in all material respects, with all employment agreements, consulting and other service contracts, written employee or human resources personnel policies (to the extent they contain enforceable obligations), handbooks or manuals, and severance or separation agreements, except in each case that would not, individually or in the aggregate, be material to the Company and its Subsidiaries taken as a whole. The Company and its Subsidiaries are in compliance in all material respects with applicable Laws related to employment, employment practices, wages, hours and other terms and conditions of employment, except in each case that would not, individually or in the aggregate, be material to the Company and its Subsidiaries taken as a whole. Neither the Company nor any of its Subsidiaries has any grievance procedure, arbitration or litigation involving a labor or employment dispute pending, or to the knowledge of the Company, threatened against it. The Company and each of its Subsidiaries are, and since January 1, 2006, have been, in compliance with and are not in default under or in violation of any applicable federal, state, local or foreign law, statute, ordinance, rule, code, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity, related to employment, employment practices, wages, hours and other terms and conditions of employment except where such non-compliance, default or violation would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.16 Intellectual Property. Except as would not have a Material Adverse Effect, either the Company or its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, free and clear of all Liens other than Permitted Liens, the intellectual property of any type, registered or unregistered and however denominated, including (a) all material trademarks, trade names, and service marks, together with the goodwill associated therewith, domain names, and registrations and applications to register any of the foregoing (“Marks”); (b) copyrights and registrations and applications therefor (“Copyrights”); (c) patents or patent applications (“Patents”); and (d) trade secrets and other confidential and proprietary information (“Trade Secrets”) (collectively, the “Intellectual Property”), in each case as such Intellectual Property is used in their respective businesses as currently conducted. Section 3.16(a) of the Company Disclosure Schedules set forth an accurate and complete list of all Patents, registered Marks and applications to register Marks, in each case that are owned by or exclusively licensed to the Company (“Registered Company Intellectual Property”). Except as would not have a Company Material Adverse Effect or as set forth on Section 3.16 of the Company Disclosure Schedules, as of the date hereof (i) to the knowledge of the Company, there are no pending or threatened claims by any third party alleging infringement, dilution or misappropriation by the Company or any of its Subsidiaries of any intellectual property of any third party, and neither the Company nor any of its Subsidiaries has received any written notice or claim challenging the validity or enforceability of any of the Registered Company Intellectual Property; (ii) to the knowledge of the Company, neither the products owned by the Company or its Subsidiaries nor the conduct of the business of the Company and its Subsidiaries infringes any Intellectual Property rights of any third party and neither the Company nor any of its Subsidiaries has received within the last 12 months a written “invitation to license” or other written communication from any third party asserting that the Company or any of its Subsidiaries is or will be obligated to take a license under any intellectual property owned by any third party in order to continue to conduct their respective businesses as they are currently conducted in any material respect; (iii) neither the Company nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property owned by the Company or any of its Subsidiaries; (iv) to the knowledge of the Company, no person is infringing, diluting or misappropriating any Intellectual Property owned by the Company or any of its Subsidiaries and the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement shall not result in the loss or reduction in scope of Intellectual Property licensed to the Company or any of its Subsidiaries, whether by termination or expiration of such license, the performance of such license pursuant to its terms, or other means; and (v) the Company and its Subsidiaries have taken commercially reasonable actions required to protect and preserve, and maintain the validity and effectiveness of, all material Intellectual Property owned by the Company or any of its Subsidiaries, including without limitation paying all necessary fees related to the registration, maintenance and renewal of the Registered Company Intellectual Property and requiring each of their employees, consultants and contractors to enter into intellectual property assignment and confidentiality agreements. The Intellectual Property owned or licensed by the Company and its Subsidiaries, or which the Company otherwise has the right to use, constitutes all of the material Intellectual Property necessary for the conduct of the business of the Company and its Subsidiaries as such business is currently conducted. The Company or its Subsidiaries either own or have been granted necessary license rights in and to Software utilized in the conduct of the business of the Company or its Subsidiaries, except as would not have a Company Material Adverse Effect. For the purposes of this Section 3.16, “Software” means all computer programs, in source and object code, and all documentation related thereto.

Section 3.17 Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) Section 3.17 of the Company Disclosure Schedule contains a true, correct and complete list of all leases, subleases, franchises, licenses or occupancy agreements providing for the use or occupancy by the Company or any Subsidiary of the Company with reference to the addresses and the store number, if applicable, for all real property (the “Leased Real Properties”), including without limitation, all amendments, guarantees, modifications and supplements thereto (collectively, the “Leases”). True, correct and complete copies of all Leases have been delivered or made available to Parent and Merger Sub. The Company or a Subsidiary of the Company has good leasehold title with respect to each of the Leased Real Properties free and clear of all Liens subject only to (i) subleases to a Subsidiary of the Company that the Company or a Subsidiary of the Company may freely amend or terminate without the consent of any other person and without the payment of any penalty, premium or other amount, (ii) claims, liens, charges, security interests or encumbrances of any nature whatsoever that do not (A) materially affect the continued use of the property for the purposes for which the property is currently being used or (B) otherwise require the payment of any penalties or monetary amounts, and (iii) Permitted Liens.

(c) The Company or one of its Subsidiaries has good and valid title to, or in the case of leased tangible assets, a valid leasehold interest in, all of its tangible assets that are necessary for the Company and its Subsidiaries to conduct their respective businesses as currently conducted, free and clear of all Liens other than Permitted Liens.

Section 3.18 Opinion of Financial Advisor. The Independent Committee has received the opinion of UBS Securities LLC (the “Advisor”) dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration to be received by the holders of the Company Common Stock (other than Rollover Participants and Vardon) is fair to such holders from a financial point of view. An executed copy of such opinion has been made available to Parent. As of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 3.19 Required Vote of the Company Stockholders. Subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.9, and except for the Special Stockholder Approval contractually required by Section 6.1(a) hereof, the only votes of holders of securities of the Company which are required to approve this Agreement and the Merger are (i) the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock on the record date of the Company Meeting as required by the DGCL, and (ii) the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Company Common Stock on the record date of the Company Meeting as required by Article VIII of the Company’s certificate of incorporation ((i) and (ii) collectively, the “Company Stockholder Approval”).

Section 3.20 Material Contracts.

(a) Except for this Agreement or the Company Benefit Plans, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract (i) constituting a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) containing covenants binding upon the Company or any of its affiliates that materially restricts the ability of the Company or any of its affiliates (or which, following the consummation of the Merger, could materially restrict the ability of the Surviving Corporation or its affiliates) to compete in any business, or that restricts the ability of the Company or any of its affiliates (or which, following the consummation of the Merger, would restrict the ability of the Surviving Corporation or its affiliates) to compete with any person or in any geographic area; (iii) relating to the lease or license of any material asset, including material Intellectual Property; (iv) with respect to the formation, creation, operation, management or control of a joint venture, partnership, limited liability company or other similar agreement or arrangement; (v) evidencing Indebtedness and having an outstanding principal amount in excess of $250,000 individually or in the aggregate; (vi) with respect to capital leases and letters of credit in excess of $250,000 individually or in the aggregate; (vii) involving the acquisition or disposition, directly or indirectly, of (A) capital stock or other equity interests of any person or (B) assets in an amount material to the Company and its Subsidiaries taken as a whole (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practice); (viii) that by its terms calls for aggregate payment or receipt by the Company and its Subsidiaries under such Contract of more than $250,000 over the remaining term of such Contract; (ix) relating to the Leases, (x) relating to the employment or retention of, or providing severance or change of control benefits for, any employee of the Company or any of its Subsidiaries, (xi) that was entered into other than in the ordinary course of business and is material to the Company and its Subsidiaries taken as a whole; or (xii) that would prevent, materially delay or materially impede the Company’s ability to consummate the Merger or the other transactions contemplated by this Agreement (all Contracts of the type described in this Section 3.20(a) being referred to herein as “Company Material Contracts”).

(b) (i) Each Company Material Contract is valid and binding on the Company or any of its Subsidiaries to the extent the Company or such Subsidiary is a party thereto, as applicable, and to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms except that (x) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (y) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought; (ii) the Company and each of its Subsidiaries, and, to the knowledge of the Company, each other party thereto, has performed all material obligations required to be performed by it under each Company Material Contract; and (iii) there is no material default under any Company Material Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto under any such Company Material Contract, nor has the Company or any of its Subsidiaries received any notice of any such material default, event or condition. The Company has made available to Parent true and complete copies of all Company Material Contracts, including any amendments thereto.

Section 3.21 Insurance. The Company and its Subsidiaries own or hold policies of insurance in amounts providing reasonably adequate coverage against all risks customarily insured against by companies and subsidiaries in similar lines of business as the Company and its Subsidiaries, and in amounts sufficient to comply with all Company Material Contracts to which the Company or any of its Subsidiaries are parties or are otherwise bound. The annual premium amount of the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries is set forth on Section 3.21 of the Company Disclosure Schedule.

Section 3.22 Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.9, no “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (collectively, “Takeover Laws”) applicable to the Company is applicable to the Merger or the other transactions contemplated by this Agreement as of the date hereof.

Section 3.23 Affiliate Transactions. There are no transactions, agreements, arrangements or understandings between (i) the Company or any of its Subsidiaries, on the one hand, and (ii) any affiliate of the Company (other than any of its Subsidiaries), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act which has not been disclosed in the Company’s Proxy Statement for its 2007 Annual Meeting of Shareholders (such transactions referred to herein as “Affiliate Transactions”).

Section 3.24 Indebtedness. Section 3.24 of the Company Disclosure Schedule sets forth, as of the date of this Agreement or such other date as is set forth in such schedule, all of the outstanding indebtedness for borrowed money of, and all the outstanding guarantees of indebtedness for borrowed money of any person by, the Company and each of its Subsidiaries. As of the date of this Agreement there is not any indebtedness for borrowed money of, or guarantees of indebtedness for borrowed money of any person by, the Company and each of its Subsidiaries except as set forth on Section 3.24 of the Company Disclosure Schedule and except as may be incurred in accordance with Section 5.1 hereof.

Section 3.25 Foreign Corrupt Practices Act. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (“FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, and the Company, its Subsidiaries and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain FCPA compliance policies and procedures.

Section 3.26 Finders or Brokers. Except for the Advisor, neither the Company nor any of its Subsidiaries has employed any investment banker, broker, financial advisor or finder in connection with the transactions contemplated by this Agreement who is entitled to any fee or any commission in connection with or upon consummation of the Merger. The Company has made available to Parent a complete and correct copy of any Contract with the Advisor pursuant to which any fees may be payable by the Company in connection with this Agreement and the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Qualification; Organization; Subsidiaries, etc. Each of Parent and Merger Sub is (a) a company duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or other power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (b) qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except in the case of clause (b) where the failure to be so qualified or in good standing, would not, individually or in the aggregate, prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement (a “Parent Material Adverse Effect”). Parent has made available to the Company prior to the date of this Agreement a true and complete copy of the certificate of incorporation and bylaws, or similar organizational documents, of Parent and Merger Sub, each as amended through the date of this Agreement. The certificate of incorporation and bylaws, or similar organizational documents, of Parent and Merger Sub are in full force and effect. Neither Parent nor Merger Sub is in violation of any provisions of its certificate of incorporation or bylaws, or similar organizational documents.

Section 4.2 Corporate Authority Relative to This Agreement; No Violation.

(a) Each of Parent and Merger Sub has all requisite corporate or other power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by the manager of Parent and the board of directors of Merger Sub and by Parent, as the sole stockholder of Merger Sub, and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or the consummation of the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms.

(b) Other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (ii) such filings as are required pursuant to the Exchange Act, state securities, takeover and “blue sky” laws and (iii) the filing of a pre-merger notification form pursuant to the HSR Act (collectively, the “Parent Approvals”), no authorization, consent, permit, action or approval of, or filing with, or notification to, any Governmental Entity is necessary in connection with the execution, delivery and performance of this Agreement or the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated by this Agreement, except for such authorizations, consents, permits, actions, approvals, notifications or filings, that, if not obtained or made, would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery by Parent and Merger Sub of this Agreement does not, and, except as described in Section 4.2(b), the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification, amendment, cancellation or acceleration of any Contract binding upon Parent or any of its Subsidiaries, or to which any of them is a party or any of their respective properties or assets are bound, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws, or similar organizational documents, in each case as amended, of Parent or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, modification, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3 Investigations; Litigation. There is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries which would have, individually or in the aggregate, a Parent Material Adverse Effect, and there are no actions, suits, inquiries, investigations or proceedings pending (or, to Parent’s knowledge, threatened) against or affecting Parent or its Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, writs, judgments, injunctions, settlement agreement awards or decrees of, or before, any Governmental Entity, in each case, which would have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Schedule 13E-3/Proxy Statement; Other Information. None of the information provided by Parent or its Subsidiaries to be included in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and of each amendment or supplement thereto and, in the case of the Proxy Statement, (a) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto and (b) at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to any information supplied by the Company or any of its Representatives that is contained or incorporated by reference in the Proxy Statement or the Schedule 13E-3.

Section 4.5 Financing. Parent has delivered to the Company true, accurate and complete copies of executed equity commitment letters (the “Equity Commitments”) from Catterton Partners VI, L.P. and Catterton Partners VI Offshore, L.P. to provide equity financing to Parent and/or Merger Sub (the “Financing”). As of the date of this Agreement, (i) the Equity Commitments are in full force and effect and a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, and the Equity Commitments have not been withdrawn or terminated or otherwise amended or modified in any respect and (ii) neither Parent nor Merger Sub is in breach of any of the terms or conditions set forth therein and no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a breach or failure to satisfy a condition precedent set forth in the Equity Commitments. As of the date of this Agreement, subject to the accuracy of the representations and warranties of the Company set forth in Article III hereof, and the satisfaction of the conditions set forth in Sections 6.1 and 6.3 hereof, neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy the conditions of closing to be satisfied by it set forth in the Equity Commitments on the Closing Date. Assuming the funding of the Financing in accordance with the Equity Commitments and the satisfaction of the obligations of the Rollover Participants with respect to their Rollover Shares and Vardon with respect to the Investment Agreement, the proceeds from such Financing constitute all of the financing required for the consummation of the transactions contemplated by this Agreement and, together with the Company’s current $190 million credit facility with Bank of America, N.A. (the Parent and the Company have received from Bank of America, N.A. a waiver letter pursuant to which Bank of America, N.A. has agreed to maintain in place the Company’s credit facility following the Merger, subject only to certain conditions as set forth in such waiver letter), are sufficient for the satisfaction of all of Parent’s and Merger Sub’s financial obligations under this Agreement, including the payment of the Merger Consideration (and any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation). The Equity Commitments contain all of the conditions precedent to the obligations of the funding party to make the equity financing thereunder available to Parent and/or Merger Sub on the terms therein. Parent has fully paid any and all commitment fees that have been incurred and are due and payable in connection with the Equity Commitments prior to the date hereof, and Parent will pay when due all other commitment fees arising under the Equity Commitments as and when they become payable. Parent has also delivered to the Company guarantees (the “Guarantees”) addressed to the Company from each of Catterton Partners VI, L.P. and Catterton Partners VI Offshore, L.P. (collectively, the “Guarantors”) with respect to certain matters on the terms specified therein. The Guarantees are in full force and effect and are a legal, valid and binding obligation of the Guarantors. Assuming the satisfaction of the obligations of the Rollover Participants with respect to the Rollover Shares and Vardon with respect to the Investment Agreement, at Closing, Parent will have sufficient funds to pay the full cash portion of the Merger Consideration contemplated by this Agreement, the aggregate consideration to be paid to each holder of Company Stock Options pursuant to Section 2.3 and Restricted Stock Units pursuant to Section 2.4, and to pay all related fees and expenses of Parent associated with the transactions contemplated by this Agreement.

Section 4.6 Capitalization of Merger Sub. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, 100 of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has outstanding no option, warrant, right, or any other agreement pursuant to which any person other than Parent may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 4.7 No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any applicable Law, or the certificate of incorporation or bylaws, or similar organizational documents, of Parent, in order for Parent to consummate the transactions contemplated by this Agreement.

Section 4.8 Finders or Brokers. Neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement that is entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.9 Lack of Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries beneficially owns, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock. There are no voting trusts or other agreements, arrangements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries nor are there any agreements, arrangements or understandings to which Parent or any of its Subsidiaries is a party with respect to the acquisition, divestiture, retention, purchase, sale or tendering of the capital stock or other equity interest of the Company or any of its Subsidiaries, except for the Rollover Agreements and the Investment Agreement. Neither Parent nor Merger Sub, nor any of their affiliates or associates has been an interested stockholder of the Company within the last three years prior to the date of this Agreement as those terms are used in Section 203 of the DGCL.

Section 4.10 Interest in Competitors. As of the date hereof, neither Parent nor Merger Sub owns any interest(s), nor do any of their respective affiliates insofar as such affiliate-owned interests would be attributed to Parent or Merger Sub under the HSR Act, in any entity or person that derives a substantial portion of its revenues from a line of business within the Company’s principal lines of business. Parent will promptly update the Company concerning any such interest that it or any of its affiliates acquires after the date hereof.

Section 4.11 WARN Act. Parent and Merger Sub are neither planning nor contemplating, and Parent and Merger Sub have neither made nor taken, any decisions or actions concerning the Company Employees after the Closing that would require the service of notice under the WARN Act or similar local laws.

Section 4.12 No Additional Representations.

(a) Parent acknowledges that, to its knowledge, as of the date hereof, it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company which it and its Representatives, as of the date hereof, have requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company.

(b) Parent acknowledges that neither the Company nor any person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information (including any estimates, projections, forecasts, plans or budgets for the Company or its Subsidiaries) regarding the Company furnished or made available to Parent and its Representatives except as expressly set forth in Article III (which includes the Company Disclosure Schedule), and neither the Company nor any other person shall be subject to any liability to Parent or any of its affiliates resulting from the Company’s making available to Parent or Parent’s use of such information provided or made available to Parent or its Representatives, or any information, documents or material made available to Parent in the due diligence materials provided to Parent, other management presentations (formal or informal) (including any estimates, projections, forecasts, plans or budgets for the Company or its Subsidiaries, except to the extent expressly set forth in Article III) or in any other form in connection with the transactions contemplated by this Agreement.

Section 4.13 Solvency. Assuming (a) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger and (b) the accuracy of the representations and warranties of the Company set forth in Article III hereof, then immediately after giving effect to the transactions contemplated by this Agreement (including any financing in connection with the transactions contemplated by this Agreement, the payment of the aggregate Merger Consideration and the consideration in respect of the Company Stock Options and the payment of all related fees and expenses), the Surviving Corporation will be Solvent. For purposes of this Section 4.13, the term “Solvent” with respect to the Surviving Corporation means that, as of any date of determination, (a) the amount of the fair saleable value of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, exceeds, as of such date, the sum of (i) the value of all liabilities of the Surviving Corporation and its Subsidiaries, taken as a whole, including contingent liabilities valued at the amount that is reasonably expected to become due, as of such date, as such quoted terms are generally determined in accordance with the applicable federal Laws governing determinations of the solvency of debtors, and (ii) the amount that will be required to pay the liabilities that are reasonably expected to become due of the Surviving Corporation and its Subsidiaries, taken as a whole, on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) the Surviving Corporation and its Subsidiaries, taken as a whole, will not have, as of such date, an unreasonably small amount of capital for the operation of their businesses in which it is engaged or proposed to be engaged by Parent following such date, and (c) the Surviving Corporation and its Subsidiaries, taken as a whole, will be able to pay its liabilities, including contingent and other liabilities, as they mature.

Section 4.14 Management Agreements. As of the date of this Agreement, other than this Agreement, the Rollover Agreements and the Investment Agreement, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Merger Sub or any of their affiliates, on the one hand, and any member of the Company’s management or the Board of Directors or any Rollover Participants, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

ARTICLE V

CERTAIN AGREEMENTS

Section 5.1 Conduct of Business by the Company and Parent.

(a) During the period from and after the date of this Agreement to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be required or expressly permitted or contemplated by this Agreement or (iv) as set forth in Section 5.1 of the Company Disclosure Schedule, the Company agrees with Parent that the Company shall, and shall cause each of its Subsidiaries to, (A) carry on its business in the ordinary course consistent with past practice and (B) use commercially reasonable efforts to (I) preserve intact its business organization, (II) preserve its assets, rights and properties in good repair and condition, (III) keep available the services of its current officers, employees and consultants and (IV) preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provisions.

(b) The Company agrees with Parent, on behalf of itself and its Subsidiaries, that between the date of this Agreement and the Effective Time or the Termination Date, without the prior written consent of Parent (which consent shall not be unreasonably withheld delayed or conditioned, except with respect to clauses (i), (ii), (v), (vi), (viii) and (xviii), with respect to which consent may be withheld at the sole discretion of Parent), the Company, unless otherwise required by applicable Law or as set forth in Section 5.1(b) of the Company Disclosure Schedule:

(i) shall not, and shall not permit any of its Subsidiaries to, authorize, declare, set aside, make or pay any dividends on or make any distributions with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends and distributions by a wholly owned Subsidiary of the Company to its parent;

(ii) shall not, and shall not permit any of its Subsidiaries to, split, combine, subdivide, reclassify or otherwise amend any of its capital stock or other equity securities or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity securities;

(iii) except as required by written agreements or Company Benefit Plans in existence on the date hereof and disclosed under Section 3.10(a) of the Company Disclosure Schedule, or as otherwise required by applicable Law (including as may be required to avoid an income inclusion pursuant to Section 409A(a)(1)(A) of the Code), shall not, and shall not permit any of its Subsidiaries to (A) increase the compensation or other benefits payable or provided to the Company’s present or former directors or officers, (B) approve or enter into any employment, change of control, severance or retention agreement with any employee of the Company (except (1) to the extent necessary to attract a new employee to replace an agreement with a departing employee (other than an officer) on terms that are not inconsistent with the Company’s past practice or (2) for employment agreements terminable on less than thirty (30) days’ notice without any penalty, severance, obligation, payment that is contingent upon or related to the consummation of the transaction contemplated by this Agreement, or other term that is not consistent with the Company’s past practice), (C) establish, adopt, enter into, amend, terminate or waive any rights with respect to any (x) collective bargaining agreement or (y) any plan, trust, fund, policy or arrangement for the benefit of any current or former directors or officers or any of their beneficiaries, (D) except as expressly contemplated by Sections 2.3 and 2.4 of this Agreement, take any action to accelerate the vesting or payment of any compensation or benefit under any Company Benefit Plan or other Contract, or (E) adopt any new employee benefit plan or arrangement or amend, modify or terminate any existing Company Benefit Plan;

(iv) shall not, and shall not permit any of its Subsidiaries to, change any financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP;

(v) shall not, and shall not permit any of its Subsidiaries to, adopt any amendments to its certificate of incorporation or bylaws or similar applicable organizational documents;

(vi) shall not, and shall not permit any of its Subsidiaries to, issue, deliver, sell, grant, pledge, dispose of or encumber or subject to any Lien, or authorize the issuance, delivery, sale, grant, pledge, disposition or encumbrance of, any Lien upon, any shares of its capital stock or other ownership interest in the Company or any Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable options outstanding on the date of this Agreement), other than (A) issuances of shares of Company Common Stock in respect of any exercise of Company Stock Options or the vesting of any Restricted Stock Units, in each case outstanding on the date of this Agreement and (B) the sale of shares of Company Common Stock pursuant to the exercise of options to purchase Company Common Stock if necessary to effectuate an optionee direction upon exercise or for withholding of Taxes;

(vii) shall not hire any new employee or independent contractor or terminate any existing employee or independent contractor, except in the ordinary course of business;

(viii) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares;

(ix) other than pursuant to the Company’s existing revolving credit facility, shall not, and shall not permit any of its Subsidiaries to (A) incur, create, assume or otherwise become liable for, or repay or prepay, any Indebtedness, or amend, modify or refinance the terms of any Indebtedness or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than the Company or any of its Subsidiaries;

(x) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not, and shall cause its Subsidiaries not to, sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets, license or otherwise) any of its or its Subsidiaries’ properties or assets, including the capital stock of any Subsidiary, other than (A) sales of inventory in the ordinary course of business consistent with past practice, (B) pursuant to existing agreements in effect prior to the execution of this Agreement that are set forth in Section 3.20(a) of the Company Disclosure Schedule or (C) as may be required by applicable Law or any Governmental Entity in order to permit or facilitate the consummation of the transactions contemplated by this Agreement;

(xi) shall not, and shall not permit any of its Subsidiaries to, modify, amend, terminate or waive any rights under any Company Material Contract, or any Contract that would be a Company Material Contract if in effect on the date of this Agreement, in any material respect other than in the ordinary course of business consistent with past practice;

(xii) shall not, and shall not permit any of its Subsidiaries to, enter into any Company Material Contracts other than in the ordinary course of business consistent with past practice;

(xiii) shall not, and shall not permit any of its Subsidiaries to, acquire (whether by merger, consolidation or acquisition of stock or assets, license or otherwise) (A) any corporation, partnership or other business organization or division thereof or (B) any assets other than purchases of inventory and other assets in the ordinary course of business not having a value in excess of $1,000,000 individually or $5,000,000 in the aggregate;

(xiv) shall not, and shall not permit any of its Subsidiaries to, open or close, or commit to open or close, any store locations or enter into any partnership or joint venture, or authorize or make any other capital expenditures;

(xv) shall not, and shall not permit any of its Subsidiaries to, enter into, amend, waive or terminate (other than terminations in accordance with their terms) any Affiliate Transaction, other than continuing any Affiliate Transactions in existence on the date of this Agreement;

(xvi) shall not, and shall not permit any of its Subsidiaries to, make any material amendment to any Tax Return or make or change any material Tax election;

(xvii) shall not, and shall not permit any of its Subsidiaries to, enter into any new line of business outside of their existing businesses;

(xviii) shall not, and shall not permit any of its Subsidiaries to, adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company, or any of its Subsidiaries (other than the Merger);

(xix) shall not, and shall not permit any of its Subsidiaries to, write up, write down or write off the book value of any assets that are, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, other than as may be required by GAAP;

(xx) shall not, and shall not permit any of its Subsidiaries to, pay, discharge, waive, settle or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than (A) in the ordinary course of business or (B) any claim, liability or obligation not in excess of $100,000 individually or $250,000 in the aggregate; provided, however, that in no event shall the Company or its Subsidiaries settle any claim if such settlement imposes an injunction or any other non-monetary penalty thereon; and

(xxi) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, or announce an intention, to take any of the foregoing actions.

(c) Parent agrees with the Company, on behalf of itself and its Subsidiaries and affiliates, that, between the date of this Agreement and the earlier of the Effective Time and the Termination Date, Parent shall not, and shall not permit any of its Subsidiaries or affiliates to, take or agree to take any action (including entering into agreements with respect to any acquisitions, mergers, consolidations or business combinations) which would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.2 Investigation.

(a) The Company shall, and shall cause each of its Subsidiaries to, afford to Parent, Merger Sub and their respective directors, officers, employees, accountants, consultants, legal counsel, financial advisors, prospective financing sources and agents and other representatives and advisors (collectively, “Representatives”) reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ officers, employees, personnel, properties, assets, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and shall furnish Parent with financial (including Tax Returns and supporting documentation), operating and other data and information as Parent, through its officers, employees or other authorized representatives, may from time to time reasonably request in writing. Notwithstanding the foregoing, the Company shall not be required to afford such access if it would unreasonably disrupt the operations of the Company or any of its Subsidiaries, would cause a violation of any material agreement to which the Company or any of its Subsidiaries is a party on or prior to the date hereof, would cause a reasonable risk of a loss of privilege to the Company or any of its Subsidiaries or would constitute a violation of any applicable Law, nor shall Parent or any of its Representatives be permitted to perform any onsite procedure (including any onsite environmental study) with respect to any property of the Company or any of its Subsidiaries, except, with respect to any on site procedure, with the Company’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned if such procedure is necessary for any Replacement Financing).

(b) Parent hereby agrees that all information provided to it or its Representatives in connection with this Agreement and the consummation of the transactions contemplated by this Agreement shall be held confidential in accordance with the terms of the Confidentiality Agreement between Catterton Management Company, LLC and the Company dated as of July 20, 2007 (the “Confidentiality Agreement”).

Section 5.3 No Solicitation.

(a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m., New York time, on the date that is 35 days after the date of public announcement of this Agreement (the “Solicitation Period End-Date”), the Company and its Representatives shall have the right (acting under the direction of the Board of Directors (or the Independent Committee)) to, directly or indirectly: (i) solicit, initiate and encourage any Acquisition Proposals, including by way of providing access to non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided that any non-public information provided to any person given such access shall have been previously provided to Parent or shall be provided to Parent prior to or substantially at the same time as it is provided to such person and (ii) enter into and maintain discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations.

(b) Subject to Section 5.3(c) (and except with respect to any Excluded Party), from the Solicitation Period End-Date until the Effective Time or, if earlier, the Termination Date, the Company shall not, and shall not permit any of its Subsidiaries or any of its or their Representatives, directly or indirectly, to (i) solicit, initiate, endorse, or encourage or facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to an Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal or (iii) resolve, propose or agree to do any of the foregoing. Subject to Section 5.3(c) and except with respect to any person (or group of persons that includes among its members one or more persons that (A) were members of such group prior to the Solicitation Period End-Date and (B) collectively constitute at least 50% of the equity financing of such group at all times following the Solicitation Period End-Date and prior to the termination of this Agreement) from whom the Company has received a written Acquisition Proposal prior to the Solicitation Period End-Date with respect to which the requirements of Section 5.3(c)(iii) have been satisfied as of the Solicitation Period End-Date (any such person or group of persons so submitting such Acquisition Proposal, an “Excluded Party”), as determined, with respect to any Excluded Party, by the Board of Directors (or the Independent Committee) no later than the Solicitation Period End-Date, at the Solicitation Period End-Date, (A) the Company shall, and shall cause each of its Subsidiaries and the Representatives of the Company and its Subsidiaries to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Acquisition Proposal, and (B) the Company shall (x) promptly request the prompt return or destruction of all confidential information previously furnished and (y) thereafter not terminate, waive, amend, release or modify any material provision of any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal, and shall use reasonable best efforts to enforce the material provisions of any such agreement. Notwithstanding anything to the contrary in this Section 5.3, each Excluded Party shall continue to be an Excluded Party for all purposes under this Agreement until such Excluded Party withdraws or terminates its Acquisition Proposal (including any amendment thereto) or the Acquisition Proposal of such Excluded Party expires in accordance with its terms and the Excluded Party is no longer pursing such Acquisition Proposal.

(c) Notwithstanding anything to the contrary in Section 5.3(b), if at any time following the date of this Agreement and prior to obtaining the Company Stockholder Approvals, (i) the Company receives a written Acquisition Proposal that the Board of Directors (or the Independent Committee) believes in good faith to be bona fide, (ii) such Acquisition Proposal was unsolicited and did not otherwise result from a material breach of this Section 5.3, (iii) the Board of Directors (or the Independent Committee) determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (iv) the Board of Directors (or the Independent Committee) determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) would be inconsistent with fulfillment of its fiduciary duties to the stockholders of the Company under applicable Law, then the Company may (x) furnish information and data with respect to the Company and its Subsidiaries to the person making such Acquisition Proposal pursuant to (and only pursuant to) an Acceptable Confidentiality Agreement; provided that any non-public information provided to any person given such access shall have been previously provided to Parent or shall be provided to Parent prior to or substantially at the same time as it is provided to such person and (y) enter into, maintain and participate in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations. Notwithstanding anything to the contrary in Section 5.3(b) or this Section 5.3(c), prior to obtaining the Company Stockholder Approvals, the Company shall be permitted to take the actions described in clauses (x) and (y) above with respect to any Excluded Party. The parties agree that nothing herein shall prevent the Company and its Representatives from solely directing any persons to this Agreement from the Solicitation Period End-Date until the Effective Time or, if earlier, the Termination Date.

(d) Neither the Board of Directors nor any committee thereof shall (i) (A) withdraw (or modify or qualify in any manner adverse to Parent or Merger Sub) the approval, recommendation or declaration of advisability by the Board of Directors or any such committee of this Agreement, the Merger or any of the other transactions contemplated hereby, (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal or (C) resolve, agree or publicly propose to take any such actions (each such action set forth in this Section 5.3(d)(i) being referred to herein as an “Adverse Recommendation Change”) or (ii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, an “Alternative Acquisition Agreement”) constituting or directly related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (other than any Acceptable Confidentiality Agreements) or (iii) resolve, agree or publicly propose to take any such actions. Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approvals, the Board of Directors (or the Independent Committee) may, if the Board of Directors (or the Independent Committee) determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with the fulfillment of its fiduciary duties to the stockholders of the Company under applicable Law, taking into account all adjustments to the terms of this Agreement including the Merger Consideration that may be offered by Parent pursuant to this Section 5.3(d), (x) make an Adverse Recommendation Change in response to either (I) a Superior Proposal received after the date hereof and that does not otherwise result from a material breach of this Section 5.3 or (II) material changes in circumstances that are not related to an Acquisition Proposal or (y) solely in response to a Superior Proposal received after the date hereof and that did not otherwise result from a material breach of this Section 5.3, cause the Company to terminate this Agreement pursuant to Section 7.1(d)(ii) (including payment of the Termination Fee) and concurrently enter into a binding Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that (1) (A) no Adverse Recommendation Change may be made and (B) no such termination of this Agreement and entry into an Alternative Acquisition Agreement, by the Company may be made in connection with a Superior Proposal, in each case until after the fifth business day following Parent’s receipt of written notice from the Company advising Parent that the Board of Directors (or the Independent Committee) intends to make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(ii), as the case may be, and specifying the relevant terms and conditions of, and the characteristics (i.e., whether a strategic or financial buyer, whether a competitor and other similar information that would not reasonably be expected to lead to the identification of the party) of the person making, any Superior Proposal that is the basis of the proposed action by the Board of Directors (or the Independent Committee), and contemporaneously furnishing a copy of the relevant Alternative Acquisition Agreement (but not including the identity of the persons that are parties to such Alternative Acquisition Agreement) and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other amendment to another material term of such Superior Proposal shall require a new written notice by the Company and an additional three (3) business day period), (2) during such five (5) business day period (or any additional three (3) business day period), the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) to make such adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with its recommendation of this Agreement and not make such an Adverse Recommendation Change or terminate this Agreement and (3) the Company shall not make such an Adverse Recommendation Change or terminate this Agreement if, prior to the expiration of such five (5) business day period (or any additional three (3) business day period), Parent makes a proposal to adjust the terms and conditions of this Agreement (which may include changes in the Merger Consideration) that the Board of Directors (or the Independent Committee) determines in good faith (after consultation with outside counsel and its financial advisor) to be at least as favorable as the Superior Proposal.

(e) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.3, within twenty-four (24) hours of the Solicitation Period End-Date, the Company shall notify Parent of number and characteristics (i.e., whether a strategic or financial buyer, whether a competitor and other similar information that would not reasonably be expected to lead to the identification of the party) of the Excluded Parties, if any, and provide Parent with a copy of each Acquisition Proposal received from any Excluded Party (but not including the identity of the Excluded Party). From and after the Solicitation Period End-Date, the Company promptly, and in any event within twenty-four (24) hours of receipt, shall advise Parent in writing in the event the Company or any of its Subsidiaries or Representatives receives any Acquisition Proposal together with the material terms and conditions of such Acquisition Proposal (including the characteristics (i.e., whether a strategic or financial buyer, whether a competitor and other similar information that would not reasonably be expected to lead to the identification of the party), but not the identity, of the person making such Acquisition Proposal and a copy of any written documentation delivered to the Company or its Representatives in connection therewith with the identity of the party making the Acquisition Proposal deleted). The Company shall keep Parent informed in all material respects on a timely basis of the status and details (including, within twenty-four (24) hours after the occurrence of any material amendment or modification) of any such Acquisition Proposal (including, after the Solicitation Period End-Date, an Acquisition Proposal made by an Excluded Party), including all material developments with respect to any such Acquisition Proposal. Following the Solicitation Period End-Date, without limiting any of the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours) notify Parent in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.3(c) or (d).

(f) The Company shall promptly inform its Representatives, and shall cause its Subsidiaries promptly to inform their respective Representatives of the obligations under this Section 5.3.

(g) The Company shall not take any action to exempt any person (other than Parent, Merger Sub and their respective affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provision of any other Takeover Law) or otherwise cause such restrictions not to apply (except to the extent that the execution of this Agreement has such an effect or to the extent that the Voting Agreements are deemed to have such an effect with respect to such other person), or agree to do any of the foregoing, in each case unless such actions are taken concurrently with a termination of this Agreement pursuant to Section 7.1(d)(ii).

(h) Nothing contained in this Section 5.3 shall prohibit the Company from (i) taking and disclosing a position contemplated by Rules 14e-2(a) and 14d-9 under the Exchange Act or (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Board of Directors (or the Independent Committee) after consultation with its outside legal counsel, failure to do so would be inconsistent with the disclosure requirements under applicable Law; provided, however, that in no event shall this Section 5.3(h) affect the obligations of the Company specified in Sections 5.3(b), (c) and (d); and provided further, that any disclosure that constitutes a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act shall not be deemed to be an Adverse Recommendation Change (including for purposes of Section 7.1(c)(ii)).

(i) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a customary confidentiality and standstill agreement containing terms substantially as favorable to the Company in the aggregate as those set forth in the Confidentiality Agreement; provided that such confidentiality agreement shall not prohibit compliance with any of the provisions of this Section 5.3; provided further that an Acceptable Confidentiality Agreement may include standstill provisions that are less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, so long as the Company offers to amend the Confidentiality Agreement concurrently with the execution of such Acceptable Confidentiality Agreement to include substantially similar standstill provisions for the benefit of the parties thereto.

“Acquisition Proposal” means any inquiry (in writing), proposal or offer from any person or group of persons (other than Parent and its affiliates) relating to, or that is reasonably likely to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, including any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, (i) of assets or businesses of the Company and it Subsidiaries that generate 15% or more of the net revenues or net income or that represent 15% or more of the total assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (ii) of 15% or more of any class of capital stock, other equity security or voting power of the Company or any resulting parent company of the Company or (iii) involving the Company or any of its Subsidiaries, individually or taken together, whose businesses constitute 15% or more of the net revenues, net income or total assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means any bona fide written Acquisition Proposal that the Board of Directors (or the Independent Committee) determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including the financing terms thereof, (i) is more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement (taking into account any adjustment to the terms and conditions proposed by Parent in an offer that is (x) in writing in response to such proposal pursuant to Section 5.3(d) or otherwise and (y) that is not revocable during the time period that the Company cannot accept the Acquisition Proposal under Section 5.3(d), and taking into account any break-up fees and expense reimbursement provisions) and (ii) is reasonably likely of being completed on the terms proposed on a timely basis; provided that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “15%” shall be deemed to be references to “60%.”

(j) Parent agrees that neither it nor any affiliate or Subsidiary of Parent shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to, intentionally enter, or seek to enter, into any agreement, arrangement or understanding with a potential bidding party that has the purpose or effect of interfering with the Company’s ability to seek and obtain a Superior Proposal from such party (including interfering with the ability of the Company to hold discussions and negotiations with such party in connection therewith); provided, however, that this Section 5.3(j) shall not prevent Parent or Merger Sub from (x) exercising its rights under this Section 5.3, (y) making any public announcement with respect to such rights not otherwise prohibited hereby or by the Confidentiality Agreement, or (z) contacting third parties with respect to obtaining additional debt or equity financing in order to consummate the transactions contemplated hereby, other than financing sources known by Parent or its affiliates to be, or reasonably likely to be, a bidder for the Company.

Section 5.4 Filings; Other Actions.

(a) The Company, Parent and Merger Sub shall each use all reasonable efforts to take or cause to be taken such actions as may be required to be taken under the Exchange Act and any other federal securities Laws, and under any applicable state securities or “blue sky” Laws in connection with the Merger and the other transactions contemplated by this Agreement, including the Proxy Statement and the Schedule 13E-3. In connection with the Merger and the Company Meeting, the Company shall use commercially reasonable efforts to prepare and file with the SEC the Proxy Statement and the Company and Parent shall use commercially reasonable efforts to prepare and file the Schedule 13E-3 relating to the Merger and the other transactions contemplated by this Agreement in preliminary form as required by the Exchange Act as promptly as reasonably practicable and with the intent of filing the Schedule 13E-3 and Proxy Statement with the SEC no later than the fifteenth (15) business day following the date hereof, subject to the Company receiving all necessary information from Parent, its affiliates and other third parties required to be provided in the Schedule 13E-3. The Company and Parent shall use all reasonable efforts to respond to the comments of the SEC or its staff and to have the Proxy Statement cleared by the SEC and to cause the Proxy Statement to be mailed to the Company’s stockholders, all as promptly as reasonably practicable; provided, however, that prior to the filing of the Proxy Statement and the Schedule 13E-3, the Company shall consult with Parent with respect to such filings and shall afford Parent or its Representatives reasonable opportunity to comment thereon. Parent and Merger Sub shall provide the Company with any information for inclusion in the Proxy Statement and the Schedule 13E-3 which may be required under applicable Law or which is reasonably requested by the Company. The Company shall notify Parent of the receipt of comments of the SEC or its staff and of any request from the SEC or its staff for amendments or supplements to the Proxy Statement or the Schedule 13E-3 or for additional information, and will promptly supply Parent with copies of all correspondence between the Company or its Representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Proxy Statement, the Schedule 13E-3 or the Merger. Each of the Company, Parent and Merger Sub shall use its respective reasonable best efforts to resolve all SEC comments with respect to the Proxy Statement and the Schedule 13E-3 and any other required filings as promptly as practicable after receipt thereof. Each of the Company, Parent and Merger Sub agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading. If at any time prior to the Company Meeting any event should occur which is required by applicable Law to be set forth in an amendment of, or a supplement to, the Proxy Statement or the Schedule 13E-3, the party that discovers such information will promptly inform the other parties hereto. In such case, the Company, with the cooperation of Parent, will, upon learning of such event, promptly prepare and file such amendment or supplement with the SEC to the extent required by applicable Law and shall mail such amendment or supplement to the Company’s stockholders to the extent required by applicable Law; provided, however, that prior to such filing, the Company shall consult with Parent with respect to such amendment or supplement and shall afford Parent or its Representatives reasonable opportunity to comment thereon.

(b) Prior to the earlier of the Effective Time or the Termination Date, the Company and Parent shall use commercially reasonable efforts to cooperate with each other in order to lift any injunctions or remove any other legal impediment to the consummation of the transactions contemplated by this Agreement.

(c) Subject to the other provisions of this Agreement, the Company shall (i) take all action necessary in accordance with the DGCL and its amended and restated certificate of incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable for the purpose of obtaining the Company Stockholder Approvals (the “Company Meeting”) (including mailing the Proxy Statement as soon as reasonably practicable after the SEC has cleared the Proxy Statement and holding the Company Meeting no later than 35 days after mailing the Proxy Statement, unless a later date is mutually agreed by the Company and by Parent or a delay is required to comply with applicable Law (including in connection with the required dissemination of a material amendment or supplements to the Proxy Statement)), (ii) unless the Board of Directors or any committee thereof shall have effected an Adverse Recommendation Change, include in the Proxy Statement the recommendation of the Board of Directors and the Independent Committee that the stockholders of the Company vote in favor of the adoption of this Agreement and (iii) unless the Board of Directors or any committee thereof shall have effected an Adverse Recommendation Change, use reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the transactions contemplated by this Agreement.

(d) Notwithstanding anything herein to the contrary, unless this Agreement is terminated in accordance with Article VII, the Company will take all of the actions contemplated by Section 5.4(a) and Section 5.4(c) regardless of whether the Board of Directors or the Independent Committee has approved, endorsed or recommended an Acquisition Proposal or has withdrawn, modified or amended the Recommendation, and will submit this Agreement for adoption by the stockholders of the Company at the Company Meeting. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Company Meeting if this Agreement is terminated in accordance with Article VII.

(e) Notwithstanding anything to the contrary contained herein, the Company is free to enforce or not enforce the Voting Agreements as determined in the sole discretion of the Independent Committee.

Section 5.5 Employee Matters.

(a) From and after the Effective Time, Parent shall honor all Company Benefit Plans and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time. For a period of twelve months following the Effective Time, Parent shall provide or cause to be provided, to each current employee of the Company and its Subsidiaries (“Company Employees”) total compensation and benefits that are no less favorable in the aggregate than the total compensation and benefits provided to Company Employees immediately before the Effective Time (giving consideration to equity-based compensation, equity-based benefits and nonqualified deferred compensation programs; provided, however, that Parent shall not be required to provide equity-based compensation, equity-based benefits and nonqualified deferred compensation programs); provided, further, that nothing herein shall prevent the amendment or termination of any Company Benefit Plan or interfere with Parent’s or any of its Subsidiaries’ right or obligation to make such changes as are necessary to conform with applicable Law or shall cause or require the extension, renewal or amendment of, or prevent the expiration of, any employment agreement which shall expire, terminate or fail to renew pursuant to its terms during such period or interfere with the Surviving Corporation’s right to provide any employee with other than “at will” employment.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (A) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan in which such Company Employee participated immediately before the consummation of the Merger (such plans, collectively, the “Old Plans”), and (B) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time and Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) The provisions of this Section 5.5 are not intended to, and shall not, create any legal right or remedy for any employee, officer, director, independent contractor or other service provider of the Company or one of its Subsidiaries or affiliates.

Section 5.6 Reasonable Best Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use (and cause its affiliates to use) its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) obtaining all necessary actions or nonactions, waivers, consents and approvals, including the Company Approvals and the Parent Approvals, from Governmental Entities and making all necessary registrations and filings and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, including filings under the HSR Act, (ii) obtaining all necessary consents, approvals or waivers from third parties reasonably requested by Parent or the Company to be obtained in respect of the Company Material Contracts in connection with the Merger, this Agreement or the transactions contemplated by this Agreement, (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement and seeking to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that is in effect and that could restrict, prevent or prohibit the consummation of the transactions contemplated hereby, including, without limitation, by using reasonable best efforts to pursue all avenues of judicial and administrative appeal, and (iv) executing and delivering any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement; provided, however, that prior to the Effective Time in no event shall the Company or any of its Subsidiaries be required to pay or, absent the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), pay or commit to pay any material fee, material penalties or other material consideration to any landlord or other third party to obtain any consent, approval or waiver required for the consummation of the Merger under any real estate leases or Company Material Contracts.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall (i) promptly, but in no event later than ten (10) business days after the date of this Agreement, make their respective filings and thereafter make any other required submissions under the HSR Act; (ii) use reasonable best efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (y) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals; and (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including taking all such further action as reasonably may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other person may assert under Regulatory Law with respect to the transactions contemplated by this Agreement, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date), including (x) promptly informing the other party upon receipt of any material communication from the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any other Governmental Entity regarding any of the transactions contemplated by this Agreement and (y) subject to applicable legal limitations and the instructions of any Governmental Entity, keeping each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions. The Company and Parent shall permit legal counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity. Each of the Company and Parent agrees not to (A) participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate, (B) extend any waiting period under the HSR Act without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed) and (C) enter into any agreement with any Governmental Entity not to consummate the transactions contemplated by this Agreement without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed).

(c) In furtherance and not in limitation of the agreements of the parties contained in this Section 5.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law, each of the Company and Parent shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.6 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(b)(i) or 7.1(b)(ii) so long as such party has, prior to such termination, complied with its obligations under this Section 5.6.

(d) Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange for equity and/or debt financings for the Company as part of the Company’s overall funding package at the time of the Closing, including providing the Company with information about such financings as the Company may reasonably request. The Company shall and shall cause its Subsidiaries and their respective Representatives to provide to Parent all reasonable cooperation in connection with the arrangement of any such equity or debt financings as may be reasonably required by Parent. The Company and its counsel shall be given reasonable opportunity to review and comment upon any private placement memoranda or similar documents, or any materials for rating agencies, that includes information about the Company or any of its Subsidiaries prepared in connection with any such financings, and Parent and Merger Sub shall include in such memoranda, documents or other materials, comments reasonably proposed by the Company.

(e) For purposes of this Agreement, “Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act

of 1914 and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, (ii) preserve or promote diversity of media ownership or (iii) protect the national security or the national economy of any nation.

Section 5.7 Takeover Statute. If any Takeover Law shall become applicable to the transactions contemplated by this Agreement, each of the Company and Parent and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by this Agreement.

Section 5.8 Public Announcements. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with and provide each other the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement, the Merger or the other transactions contemplated by this Agreement and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange. Parent and the Company agree to issue a joint press release announcing this Agreement.

Section 5.9 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers of the Company or its Subsidiaries as provided in their respective certificate of incorporation or bylaws or other organization documents or in any agreement shall survive the Merger and shall continue in full force and effect for a period of six (6) years from the Effective Time. For a period of six (6) years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect exculpation, indemnification and advancement of expenses provisions no less favorable than those of the Company’s and any Company Subsidiary’s certificate of incorporation and bylaws or similar organization documents in effect immediately prior to the Effective Time and shall honor and fulfill in all respects the obligations of the Company or any of its Subsidiaries under any and all such provisions and under any and all indemnification agreements of the Company or its Subsidiaries with any of their respective directors or officers in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or agreements during such six-year period in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors or officers of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. The parties agree that this Section 5.9 shall not limit the parties’ ability to amend the certificate of incorporation and bylaws of the Surviving Corporation at the Effective Time to be in the form of Exhibit A and Exhibit B hereto, respectively.

(b) Each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director or officer of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Company, in each case, in and to the extent of their capacities as such and not as stockholders and/or equity holders of the Company or its Subsidiaries or otherwise (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company); provided, however, that the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). In the event of any such Action, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six (6) years from the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time for the benefit of the directors and officers that are covered by such policies (the “D&O Policy”); provided, however, that Parent may (i) substitute therefor policies of an insurance company (such insurance company to be an insurance carrier with the same or better credit ratings as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance) the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the Company’s existing policies as of the date hereof or (ii) request that the Company obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time), provided, further, that in no event shall Parent or the Surviving Corporation be required to pay aggregate annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement (the “Maximum Annual Premium”, which amount is set forth in Section 3.21 of the Company Disclosure Schedule) in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. Prior to the Effective Time, notwithstanding anything to the contrary in this Agreement, the Company may purchase a six-year “tail” prepaid policy on the D&O Policy on terms and conditions no less advantageous than the D&O Policy, provided that the amount paid by the Company for such “tail” policy shall not exceed six times the Maximum Annual Premium. In the event that the Company purchases such a “tail” policy prior to the Effective Time, Parent and the Surviving Corporation shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this Section 5.9(c) for so long as such “tail” policy shall be maintained in full force and effect.

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.9.

(e) The obligations under this Section 5.9 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party without the prior written consent of such affected Indemnified Party. The provisions of this Section 5.9 shall survive the consummation of the Merger and each of the Indemnified Parties are expressly intended to be third party beneficiaries of this Section 5.9, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties under this Section 5.9 shall be in addition to, and not in limitation of or substitution for, any other rights that such persons may have under the certificate or articles of incorporation, bylaws or other organizational documents of Company, any of its Subsidiaries or the Surviving Corporation, and any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

(f) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.9.

Section 5.10 Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.11 Directors. Prior to the Effective Time, the Company shall use all reasonable efforts to cause each member of the Board of Directors to execute and deliver a letter effectuating his or her resignation as a director of the Board of Directors effective at the Effective Time.

Section 5.12 Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication could be material to the Company, the Surviving Corporation or Parent, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby or (c) any change, condition or event (i) that renders any representation or warranty of such party set forth in this Agreement to be untrue or inaccurate in any material respect or (ii) that results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in Article VI) to be complied with or satisfied hereunder; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.13 Consent under Existing Credit Facility; Financing. The Company acknowledges that Parent intends to maintain in place after the Closing Date the credit facility evidenced by the Eighth Amended and Restated Loan and Security Agreement, dated as of June 19, 2006 (as amended from time to time, the “Existing Credit Facility”), among the Company, the other borrowers party thereto, the lenders party thereto, and B of A, as agent, and has obtained the necessary waivers and/or consents of the lenders thereunder in order to permit and reflect the Merger and other transactions contemplated by this Agreement (“Credit Facility Consent”). The Company shall provide, shall cause its Subsidiaries to provide, and shall use its reasonable best efforts to cause its and their Representatives (including legal and accounting) to provide, at Parent’s sole expense, all cooperation and assistance reasonably requested by Parent and Merger Sub in connection with the Existing Credit Facility and the Credit Facility Consent, including any requirements under the Existing Credit Facility or Credit Facility consent in respect of the transactions contemplated by this Agreement, and including any conditions to effectiveness of the Credit Facility Consent. In addition, if Parent, prior to Closing, determines instead to pursue the replacement of the Existing Credit Facility with new debt financing for the Surviving Corporation (“Replacement Financing”), and the Parent notifies the Company of the same, the Company shall thereafter provide, shall cause its Subsidiaries to provide, and shall use its reasonable best efforts to cause its and their Representatives (including legal and accounting) to provide, at Parent’s sole expense, all cooperation and assistance reasonably requested by Parent and Merger Sub in connection with any Replacement Financing.

Section 5.14 Rollover Agreements. Parent shall use its commercially reasonable efforts to enforce the Rollover Agreements and the Investment Agreement in order to satisfy the condition in Section 6.3(e) (the “Rollover Condition”) and shall not amend, waive or modify any provision thereof or release any party from its obligations thereunder without the prior written approval of the Company; provided, however, that (i) the provisions of this Section 5.14 shall not be deemed to require Parent or Merger Sub to bring an Action to cause the enforcement of any Rollover Agreement or the Investment Agreement and (ii) the Rollover Condition shall not be affected by Parent’s performance of the provisions of this Section 5.14; provided further, however, that Parent and Merger Sub shall cooperate with the Company, including if the Company commences an Action, to enforce the Company’s rights under any or all of the Rollover Agreements and the Investment Agreement in order to satisfy the Rollover Condition. Notwithstanding any other provisions of this Agreement to the contrary, the failure of the Rollover Condition shall be deemed in and of itself to not be a breach by the Company of any provision of this Agreement and the Company shall not be liable to Parent, Merger Sub or their respective affiliates for any failure of the Rollover Condition to be satisfied. Other than allowing all holders of Company Common Stock to elect to ratably contribute their Shares to Parent in exchange for an equity interest in Parent or an affiliate of Parent, without the prior written approval of the Company, on and after the date hereof, Parent and Merger Sub shall not, directly or indirectly, increase, or seek in any way to increase, the number of Shares (including

Rollover Shares) to be contributed at or prior to the Effective Time to Parent or any Subsidiary thereof above 8,003,842 Shares (inclusive of Rollover Shares).

Section 5.15 Management Agreements. Parent and Merger Sub shall promptly (but in no more than 24 hours after such agreements are entered into by the parties) deliver to the Company any and all written contracts, undertakings, commitments or agreements between Parent or Merger Sub or any of their affiliates, on the one hand, and any member of the Company’s management or the Board of Directors or any Rollover Participants or Vardon, on the other hand, entered into on or after the date hereof relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 5.16 Equity Commitments. Parent shall not terminate, amend, waive or modify any material provision of the Equity Commitments or release any party from its obligations thereunder without the prior written approval of the Company; provided, however, that the total amount of the Financing under the Equity Commitments may be reduced in the event that Parent does not require all of the equity to be provided under the Equity Commitments, subject to written consent of the Company if it is reduced, in the aggregate, below an amount equal to the sum of the Termination Fee and the Company Expenses.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or waiver by all parties) at or prior to the Effective Time of the following conditions:

(a) The Company shall have obtained both (i) the Company Stockholder Approval and (ii) the affirmative vote to adopt the Agreement of a majority of the number of Shares present in person or by proxy and voting at the Company Meeting which are held by holders that are not Rollover Participants or Vardon (the “Special Stockholder Approval” and, together with the Company Stockholder Approval, the “Company Stockholder Approvals”).

(b) No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Merger.

(c) Any applicable waiting period (and any extension thereof) under the HSR Act shall have expired or been earlier terminated.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction, or waiver by the Company, of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects (without giving effect to any exceptions or qualification contained therein relating to “materiality” or “Parent Material Adverse Effect”) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct only as of such date or period.

(b) Parent shall have in all material respects performed all obligations and complied with all the agreements required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

(d) Consistent with Section 2.2(a), Parent shall have caused to be deposited with the Paying Agent cash in an aggregate amount sufficient to pay the Merger Consideration to holders of Shares outstanding immediately prior to the Effective Time other than Cancelled Shares and Dissenting Shares.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the satisfaction, or waiver by Parent, of the following conditions:

(a) (i) Other than with respect to Sections 3.2(a), 3.2(b), 3.11(b), 3.24 and 3.26, the representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (without giving effect to any exceptions or qualification contained therein relating to “materiality” or “Company Material Adverse Effect”) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (ii) the representations and warranties of the Company set forth in Sections 3.2(a), 3.2(b), 3.24 and 3.26 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (subject, in the case of each of the representations and warranties of the Company set forth in Sections 3.2(a), 3.2(b), 3.24 and 3.26, to such inaccuracies as do not individually or in the aggregate exceed $1,500,000 in value); and (iii) the representations and warranties of the Company set forth in Section 3.11(b), shall be true and correct in all respects at and as of the date of this Agreement provided, however, that, with respect to clauses (i), (ii) and (iii) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) or (iii), as applicable) only as of such date or period.

(b) The Company shall have in all material respects performed all obligations and complied with all the agreements required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) Since the date of this Agreement there shall not have occurred any Company Material Adverse Effect.

(d) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(c) have been satisfied.

(e) Prior to the Effective Time a minimum of 8,003,842 Rollover Shares shall have been contributed to Parent or an affiliate thereof pursuant to Rollover Agreements and Vardon shall have performed its obligations pursuant to the Investment Agreement by making an investment in Parent or an affiliate thereof that corresponds to the value of 3,449,055 Shares (as determined pursuant to the Investment Agreement).

Section 6.4 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was primarily caused by such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 5.6.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before April 30, 2008 (the “Outside Date”); provided, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(i) if the failure of such party to perform or comply in all material respects with the covenants and agreements of such party set forth in this Agreement shall have been the primary cause of, or primarily resulted in, the failure of the Merger to be consummated by the Outside Date;

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 5.6; or

(iii) if the Company Stockholder Approvals shall not have been obtained at the Company Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken;

(c) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a material breach of Section 5.3, as to which Section 7.1(c)(ii) will apply) or any such representations or warranties shall have become untrue after the date of this Agreement, which breach or failure to perform or be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Sections 6.1 or 6.3 and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) thirty (30) days after the giving of written notice to the Company of such breach or failure to perform or be true; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if Parent or Merger Sub is then in material breach of any of its covenants or agreements set forth in this Agreement; or

(ii) if (i) the Board of Directors effects an Adverse Recommendation Change, (ii) the Company or the Board of Directors (or any committee thereof) shall (A) approve, adopt, endorse or recommend any Acquisition Proposal or (B) approve, adopt, endorse or recommend, or enter into or allow the Company or any of its Subsidiaries to enter into, a letter of intent, agreement in principle or definitive agreement for an Acquisition Proposal (other than an Acceptable Confidentiality Agreement), (iii) following the Solicitation Period End Date, the Company fails publicly to reaffirm its recommendation of the Merger within ten (10) business days after the date any Acquisition Proposal (other than an Acquisition Proposal by an Excluded Party) or any material modification thereto (other than a modification to an Acquisition Proposal by an Excluded Party) is first commenced, published or sent or given to the Company’s stockholders, (iv) the Company shall have breached in any material respect its obligations under Section 5.3 or (v) the Company or the Board of Directors (or any committee thereof) shall authorize or publicly propose any of the foregoing;

(d) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or any such representations or warranties shall have become untrue after the date of this Agreement), which breach or failure to perform or be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.1 or 6.2 and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) thirty (30) days after the giving of written notice to Parent of such breach or failure to perform or to be true; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement;

(ii) at any time prior to obtaining the Company Stockholder Approvals, in accordance with and subject to the terms and conditions of Section 5.3(d)(y); provided that the Company shall have (A) simultaneously with such termination entered into an Alternative Acquisition Agreement and (B) otherwise complied in all material respects with respect to the applicable Superior Proposal with all provisions of Section 5.3(d), including the notice provisions therein; or

(iii) if the Merger shall not have been consummated on or before the third business day after all of the conditions set forth in Sections 6.1 and 6.3 (other than those that are to be satisfied by actions taken at Closing) have been satisfied and continue to be satisfied at the time of such termination.

Section 7.2 Effect of Termination. In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement, the Guarantee (only to the extent reflected therein) and the provisions of Sections 3.26 and 4.8 (Finders or Brokers), Section 5.8 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses), Section 7.4 (Amendment or Supplement), Section 7.5 (Extension of Time; Waiver) and Article VIII (Miscellaneous) of this Agreement shall survive the termination hereof; provided, however, that no such termination shall relieve the Company from any liability or damages resulting from an intentional breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement, in which case Parent and/or Merger Sub shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Proxy Statement and the solicitation of the Company Stockholder Approvals, and all filing and other fees paid to the SEC or in respect of the HSR Act, in each case in connection with the Merger, shall be shared equally by Parent and the Company.

(b) In the event that:

(i) (A) an Acquisition Proposal (whether or not conditional) shall have been made directly to the Company’s stockholders, otherwise publicly disclosed or otherwise communicated to senior management of the Company or the Board of Directors (and such Acquisition Proposal shall not have been withdrawn without qualification (x) prior to the date of termination, with respect to any termination pursuant to Section 7.1(b)(i) or 7.1(c)(i) and (y) at least 10 business days prior to the date of the Company Meeting at which the vote on the Merger is held, with respect to termination pursuant to Section 7.1(b)(iii)), (B) this Agreement is thereafter terminated by Parent pursuant to Section 7.1(b)(i) (but only in the event that Parent is permitted to terminate this Agreement under such provision and the Company is not permitted to terminate this Agreement under such provision) or by the Company or Parent pursuant to Section 7.1(b)(iii) (but only in the event that the Acquisition Proposal listed in clause (A) was made directly to the Company’s stockholders, otherwise publicly disclosed or otherwise communicated to senior management of the Company or the Board of Directors prior to the date on which the Company Meeting was convened) or by Parent pursuant to Section 7.1(c)(i) (except if Parent’s termination is based primarily on any representation or warranty of the Company, that was true as of the date of this Agreement, having become untrue as of a date subsequent to the date of this Agreement) and (C) within twelve (12) months after the date of such termination, the Company enters into, or submits to its stockholders for adoption, an agreement in respect of any Acquisition Proposal or a transaction in respect of an Acquisition Proposal is consummated (which, in each case, need not be the same Acquisition Proposal that shall have been made, publicly disclosed or communicated prior to termination hereof);

(ii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii); or

(iii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii);

then, in any such event, the Company shall pay to Parent the Termination Fee plus all Parent Expenses, less the amount previously paid to Parent (if any) pursuant to Section 7.3(c) or Section 7.3(d), it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(c)(i) under circumstances in which the Termination Fee is not then payable pursuant to Section 7.3(b)(i), then the Company shall reimburse Parent for all Parent Expenses; provided, that the payment by the Company of the Parent Expenses pursuant to this Section 7.3(c) (i) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 7.3(b)(i) except to the extent indicated in Section 7.3(b) and (ii) shall not relieve the Company from any liability or damages resulting from an intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

(d) In the event that this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iii) under circumstances in which the Termination Fee is not then payable pursuant to Section 7.3(b)(i), then the Company shall pay to Parent an amount equal to the No Vote Termination Fee; provided, that the payment by the Company of such amounts pursuant to this Section 7.3(d) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 7.3(b)(i) except to the extent indicated in Section 7.3(b).

(e) In the event that this Agreement is terminated by the Company pursuant to either (i) Section 7.1(d)(iii) or (ii) Section 7.1(d)(i) (but solely with respect to a breach by Parent or Merger Sub of their covenants and agreements set forth in this Agreement (other than a covenant or agreement set forth in Section 5.1 hereof)), then, in any such event, Parent shall pay to the Company the Parent Termination Fee and reimburse the Company for all Company Expenses.

(f) For purposes of this Section 7.3:

(i) “Acquisition Proposal” shall have the meaning ascribed thereto in Section 5.3(i) except that references in Section 5.3(i) to “15%” shall be replaced by “50%”.

(ii) “Company Expenses” means all reasonable out-of-pocket expenses of the Company (including all fees and expenses of financing sources, counsel, accountants, investment bankers, experts and consultants to the Company and its affiliates) incurred by the Company or on its behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby.

(iii) “No Vote Termination Fee” means an amount equal to $2,670,000.

(iv) “Parent Expenses” means all reasonable out-of-pocket expenses of Parent and Merger Sub (including all fees and expenses of financing sources, counsel, accountants, investment bankers, experts and consultants to Parent and Merger Sub and their affiliates) incurred by Parent or Merger Sub or on its behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, excluding any fees, costs or expenses payable to Parent, Merger Sub or any of their respective affiliates or personnel; provided, however, in the event that this Agreement is terminated (A) by Parent pursuant to Section 7.1(c)(ii) in a circumstance in which the event giving rise to the right of termination is based on the submission of an Acquisition Proposal by an Excluded Party or (B) by the Company pursuant to Section 7.1(d)(ii) in order to enter into an Alternative Acquisition Agreement with an Excluded Party, “Parent Expenses” shall not exceed an amount equal to $1,335,000.

(v) “Parent Termination Fee” means an amount equal to $10,680,000.

(vi) “Termination Fee” means an amount equal to $10,680,000, except that in the event that this Agreement is terminated (A) by Parent pursuant to Section 7.1(c)(ii) in a circumstance in which the event giving rise to the right of termination is based on the submission of an Acquisition Proposal by an Excluded Party or (B) by the Company pursuant to Section 7.1(d)(ii) in order to enter into an Alternative Acquisition Agreement with an Excluded Party, “Termination Fee” shall mean an amount equal to $6,675,000.

(g) Payment of the Termination Fee, if applicable, shall be made by wire transfer of same day funds to the account or accounts designated by Parent: (i) on the earliest of the execution of a definitive agreement with respect to, or consummation of, any transaction contemplated by an Acquisition Proposal, as applicable, in the case of a Termination Fee payable pursuant to Section 7.3(b)(i); (ii) as promptly as reasonably practicable after termination (and, in any event, within two (2) business days thereof), in the case of termination by Parent pursuant to Section 7.1(c)(ii); or (iii) simultaneously with, and as a condition to the effectiveness of, termination, in the case of a termination by the Company pursuant to Section 7.1(d)(ii). Payment of the Parent Expenses, if applicable, shall be made by wire transfer of same day funds to the account or accounts designated by Parent concurrently with payment of the Termination Fee or thereafter within two (2) business days after the Company’s having been notified of the amount thereof by Parent; provided that if the Parent Expenses become due under Section 7.3(c) the Parent Expenses shall be paid within two (2) business days after the Company’s having been notified of the amount thereof by Parent. Payment of the No Vote Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by Parent within two (2) business days after termination.

(h) Each of the parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties would not enter into this Agreement; accordingly, if any party fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, the owed party commences a suit that results in a judgment against the owing party for the amounts set forth in this Section 7.3, the owing party shall pay to the owed party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3 from the latest date such payment is required to be paid at the prime lending rate prevailing during such period as published in The Wall Street Journal. Notwithstanding anything to the contrary in this Agreement, the Company’s right to receive payment of the Parent Termination Fee, the Company Expenses and the costs and expenses of enforcements, collection and interest pursuant to this Section 7.3 or the guarantee thereof pursuant to the Guarantee shall be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, Merger Sub, the Guarantors and any of their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers, affiliates or agents for the loss suffered as a result of the failure of the Merger to be consummated, and upon payment of such amount, none of Parent, Merger Sub, the Guarantors or any of their former, current or future general or limited partners, stockholders, managers, members, directors, officers, affiliates or agents shall have any further liability or obligation arising out of or relating to this Agreement or the transactions contemplated hereby.

(i) Payment of the Parent Termination Fee, if applicable, shall be made by wire transfer of same day funds to the account or accounts designated by the Company as promptly as reasonably practicable after termination (and, in any event, within two (2) business days thereof). Payment of the Company Expenses, if applicable, shall be made by wire transfer of same day funds to the account or accounts designated by the Company within two (2) business days after the Company’s having been notified of the amount thereof by the Company.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective boards of directors (in the case of the Company, acting through the Independent Committee, if then in existence) at any time prior to the Effective Time, whether before or after the Company Stockholder Approvals have been obtained; provided, however, that after the Company Stockholder Approvals have been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective board of directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approvals have been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2 Counterparts; Effectiveness. This Agreement may be executed in two or more consecutive counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, e-mail or otherwise) to the other parties.

Section 8.3 Governing Law. This Agreement, and the rights of the parties and all Actions arising in whole or in part under or in connection herewith, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.4 Jurisdiction; Enforcement.

(a) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other parties hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 8.4, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. Each of the Company, Parent and Merger Sub hereby consents to service being made through the notice procedures set forth in Section 8.6 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 8.6 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated by this Agreement.

(b) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by the Company or any of its Subsidiaries were not performed in accordance with their specific terms or were otherwise breached. Accordingly, Parent and Merger Sub shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), this being in addition to any other remedy to which such party is entitled at law or in equity. The Company hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

(c) The Company agrees that, to the extent it has incurred losses or damages in connection with this Agreement (regardless of whether this Agreement has been terminated under Section 7.1), the maximum aggregate liability of Parent and/or Merger Sub shall be limited to an amount equal to the amount of the Guarantees (to the extent any amount is payable thereunder in connection with this Agreement), and in no event shall the Company seek to recover any money damages in excess of such amount from Parent, Merger Sub and/or any Guarantor (and with respect to any Guarantor, in no event shall the Company seek to recover any money damages in excess of the maximum amount reflected in such Guarantor’s Guarantee) or any of their respective Representatives, affiliates or investors in connection with the Merger, this Agreement or the transactions contemplated hereby (including in connection with any purported or actual breach of this Agreement by Parent, Merger Sub or any of their respective affiliates). The parties acknowledge and agree that neither the Company nor any of its Subsidiaries shall be entitled to an injunction or injunctions to prevent breaches of this Agreement (other than the right of the Company to enjoin breaches of Section 5.3(j)) or to enforce specifically the terms and provisions of this Agreement and their sole and exclusive remedy with respect to any such breach shall be the monetary damages set forth in this Section 8.4(c); provided, however, that nothing in this Section 8.4(c) shall prevent the Company to enforce specifically or enjoin breaches of any terms or conditions of the Confidentiality Agreement.

Section 8.5 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 8.6 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, (b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

To Parent or Merger Sub:

Catterton Partners VI, L.P.

599 West Putnam Avenue

Greenwich, CT 06830

Facsimile: (203) 629-4903

Attention: J. Michael Chu

with copies to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

Facsimile: (212) 351-5316

Attention: Steven Shoemate, Esq.

To the Company:

Restoration Hardware, Inc.

5725 Paradise Drive, Building D

Corte Madera, CA 94925

Telecopy: 415-927-7264

Attention: Chief Financial Officer

with copies to:

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Facsimile: (415) 268-7522

Attention: Gavin Grover, Esq.

and

Vinson & Elkins LLP

Trammell Crow Center

2001 Ross Avenue, Suite 3700

Dallas, TX 75201-2975

Facsimile: (214) 999-7959

Attention: P. Gregory Hidalgo, Esq.

Section 8.7 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Parent and Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to Parent or any of its affiliates, it being understood that any such assignment shall not relieve the assigning party of its obligations under this Agreement. In the event of any such assignment, all representations and warranties made herein with respect to Parent or Merger Sub as of the date of this Agreement shall be deemed also to be representations and warranties made with respect to such other affiliate as of the date of such assignment; provided further, that any such assignment shall not in any way affect the obligations of the Guarantors (as defined in the Guarantees) as the primary obligors (and not merely as a surety) under the Guarantees. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 8.8 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction; provided that, if any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable and, provided, further that upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.9 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto), the Rollover Agreements, the Investment Agreement, the Voting Agreements, Guarantees, the Equity Commitments and the

Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties or their affiliates, or any of them, with respect to the subject matter of this Agreement and thereof and, except for the provisions of Section 5.9 (which shall inure to the benefit of the persons benefiting therefrom who are intended to be third-party beneficiaries thereof), is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties hereto.

Section 8.10 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.11 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.12 Definitions.

(a) References in this Agreement to “Subsidiaries” of any party shall mean any corporation, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are on the date of this Agreement directly or indirectly owned by such party, or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership). References in this Agreement (except as specifically otherwise defined) to “affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent, the actual knowledge after reasonable investigation of the executive officers of Parent and (ii) with respect to the Company, the actual knowledge after reasonable investigation of the President, Chief Executive Officer and Chairman of the Board of Directors; the Chief Financial Officer; the Chief Operating Officer; the Chief Merchandising Officer; the Chief Marketing Officer; and the Vice President, Corporate Controller of the Company. As used in this Agreement, “business day” shall mean any day other than a Saturday, Sunday or a day on which the banks in New York are authorized by law or executive order to be closed. As used in this Agreement, “GAAP” means United States generally accepted accounting principles. As used in this Agreement, “Indebtedness” means, with respect to any person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such person (i) for borrowed money (including overdraft facilities), (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases (in accordance with generally accepted accounting principles), (v) in respect of letters of credit and bankers’ acceptances, (vi) for Contracts relating to interest rate protection, swap agreements and collar agreements and (vii) in the nature of guarantees of the obligations described in clauses (i) through (vi) above of any other person. As used in this Agreement, “ Rollover Agreements” means the agreements entered into on or before the date hereof between certain stockholders of the Company who will be Rollover Participants and Parent or Parent’s affiliate. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder. As used in this Agreement, “Voting Agreements” means the stockholder voting agreements entered into on or before the date hereof between certain stockholders of the Company and the Company. As used in this Agreement, “Investment Agreement” means the agreement entered into on or before the date hereof between Parent and Vardon Capital Management, LLC (“Vardon”). As used in this Agreement, “Permitted Lien” means any such Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being contested in good faith, in each case, for which adequate accruals or reserves have been established, (b) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business or which is a statutory lien securing payments not yet due, or (c) which is disclosed on the most recent consolidated balance sheet of the Company (or notes thereto or securing liabilities reflected on such balance sheet). Any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.

(b) Each of the following terms is defined on the page set forth opposite such term:

Acceptable Confidentiality Agreement	38
Acquisition Proposal	38
Action	18
Adverse Recommendation Change	36
Advisor	22
Affiliate Transactions	24
affiliates	61
Agreement	1

Alternative Acquisition Agreement	36
Board of Directors	1
Board Recommendation	11
Book-Entry Shares	5
business day	61
Cancelled Shares	4
Certificate of Merger	2
Certificates	5
Closing	2
Closing Date	2
Code	6
Company	1
Company Approvals	11
Company Benefit Plans	16
Company Common Stock	3
Company Disclosure Schedule	8
Company Employees	41
Company Expenses	54
Company Material Adverse Effect	8
Company Material Contracts	23
Company Meeting	40
Company Permits	14
Company Preferred Stock	9
Company SEC Documents	12
Company Stock Option	7
Company Stock Plans	9
Company Stockholder Approval	23
Company Stockholder Approvals	49
Confidentiality Agreement	34
Contracts	12
control	61
Copyrights	21
Credit Facility Consent	47
D&O Policy	46
DGCL	2
Dissenting Shares	4
Effective Time	2
Environmental Law	16
Equity Commitments	27
ERISA	16
ERISA Affiliate	17
Exchange Act	11
Exchange Fund	5
Excluded Party	35
Existing Credit Facility	47
FCPA	24

Financing	27
Foreign Company Benefit Plans	16
GAAP	61
Governmental Entity	12
Guarantees	27
Guarantors	27
Hazardous Substance	16
HSR Act	11
Indebtedness	61
Indemnified Party	45
Independent Committee	1
Independent Committee Recommendation	11
Intellectual Property	21
Investment Agreement	62
knowledge	61
Law	14
Laws	14
Leased Real Properties	22
Leases	22
Lien	12
Marks	21
Maximum Annual Premium	46
Measurement Date	9
Merger	2
Merger Consideration	3
Merger Sub	1
Nasdaq	11
New Plans	41
No Vote Termination Fee	54
OFAC	15
Old Plans	41
Other Incentive Awards	10
Outside Date	51
Parent	1
Parent Approvals	26
Parent Disclosure Schedule	25
Parent Expenses	54
Parent Material Adverse Effect	25
Parent Termination Fee	55
Patents	21
Paying Agent	5
Permitted Lien	62
person	61
Proxy Statement	19
Recommendation	11
Registered Company Intellectual Property	21

Regulatory Law	44
Release	16
Replacement Financing	47
Representatives	33
Restricted Stock Units	7
Rollover Agreements	62
Rollover Condition	48
Rollover Participant	1
Rollover Shares	1
Sarbanes-Oxley Act	13
Schedule 13E-3	19
SDNs	15
SEC	12
Securities Act	12
Share	3
Software	22
Solicitation Period End Date	34
Solvent	29
Special Stockholder Approval	49
Subsidiaries	61
Superior Proposal	38
Surviving Corporation	2
Takeover Laws	24
Tax Return	20
Taxes	20
Termination Date	30
Termination Fee	55
Trade Secrets	21
Vardon	62
Voting Agreements	62

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

HOME HOLDINGS, LLC

By:	/s/ J. Michael Chu
Name:	J. Michael Chu
Title:	President

HOME MERGER SUB, INC.

By:	/s/ J. Michael Chu
Name:	J. Michael Chu
Title:	President

RESTORATION HARDWARE, INC.

By:	/s/ Gary G. Friedman
Name:	Gary G. Friedman
Title:	Chief Executive Officer